  As filed with the Securities and Exchange Commission on September 26, 1997

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                 ______________



                                Amendment No. 1

                                       to

                                   FORM 10-SB


                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR 12(g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              CBC HOLDING COMPANY
        --------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                 GEORGIA                          58-2311557
        ------------------------------     ---------------------------
         (State or other jurisdiction of         (I.R.S. employer
         incorporation or organization)         identification no.)


        102 West Roanoke Drive, Fitzgerald, Georgia        31750
        -------------------------------------------      -------------
          (Address of principal executive offices)         (Zip code)


Registrant's telephone number, including area code   (912) 423-4321
                                                     -----------------


Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered    Name of Each Exchange on Which
---------------------------------------    ------------------------------
          Not Applicable                   Each Class is to be Registered
          --------------                   ------------------------------
                                                Not Applicable
                                                --------------


Securities to be registered pursuant to Section 12(g) of the Act:


                         Common Stock, $1.00 par value
        ---------------------------------------------------------------
                               (Title of Class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     PART I

Item 1.   Description of Business.

                                  The Company
                                  -----------

      CBC Holding Company (the "Company") was incorporated as a Georgia corporation on October 15, 1996 for the purpose of acquiring all of the issued and outstanding shares of Common Stock of Community Banking Company of Fitzgerald (the "Bank"). The Company became the holding company of the Bank pursuant the Plan of Reorganization, dated October 25, 1996, by and among the Company, the Bank and Interim Fitzgerald Company, a wholly-owned subsidiary of the Company ("Interim"). Pursuant to the terms of the Plan of Reorganization, Interim merged with and into the Bank and the shareholders of the Bank received one share of Company Common Stock for each share of Bank Common Stock. The merger became effective on March 31, 1997.

      The purpose for creating a holding company structure was to facilitate the Bank's ability to serve its customers' requirements for financial services. The holding company structure also provides flexibility for expansion of the Company's banking business through the possible acquisition of other financial institutions and the provision for additional banking-related services that a traditional commercial bank cannot provide under present laws.

      Any additional future non-banking activities to be conducted by the Company may include financial and other activities permitted by law, and such activities could be conducted by subsidiary corporations that have not yet been organized. Commencement of non-banking operations by the Company or by its subsidiaries, if they are organized, will be contingent upon the appropriate regulatory authority.

      Except for two officers of the Bank who serve as officers of the Company, the Company does not have any employees.

      The Company's main office is located at 102 West Roanoke Drive, Fitzgerald, Georgia. Other than opening a drive-through facility on Main Street in Fitzgerald, Georgia, the Company does not have any immediate plans to establish additional offices.


                                    The Bank
                                    --------

General

      The Bank was incorporated on January 19, 1996 and began operations on April 19, 1996. The Bank purchased certain loans and assumed certain deposits from Bank South N.A. (now known as NationsBank of Georgia, N.A.) ("Bank South") pursuant to a Purchase and Assumption Agreement, dated October 18, 1995. The Bank also purchased its current facilities and property from Bank South pursuant to the Purchase and Assumption Agreement.

      The Bank is located in Fitzgerald, Georgia and its trade area includes all of Ben Hill County, Georgia. Fitzgerald serves as the county seat of Ben Hill County and is the center of banking in Ben Hill County.

      In 1996, Fitzgerald, Georgia had a population of 9,461 and Ben Hill County had a population of 17,676. The per capita income of Ben Hill County for 1996 is estimated by the Selig Center for Economic Growth to be $18,268, with a growth rate from 1991 of 5.3%. The estimated per capita income for 2001 is $22,846. Employment rates have increased at a rate of 4.4% since 1991, with 7,749 persons employed as of March 1996. As a regional commercial center, Fitzgerald has over 100 retail shops and an 80-bed full service medical center. There are over 40 manufacturing businesses in Ben Hill County with concentration in apparel and timberwook products. Additionally, agriculture is a major industry segment in Ben Hill County.

      The Bank was established in the Bank South branch located at 102 West Roanoke Drive in Fitzgerald. Additionally, the Bank plans to operate a two-lane drive through located on Main Street in downtown Fitzgerald, which the Bank intends to open prior to the end of 1997.

Lending Activities

      The Bank was established to support Ben Hill County and the immediately-surrounding counties. The Bank's primary commercial lending function is to make short-term loans to local business customers and the Bank has developed a strong agribusiness portfolio. In addition to commercial loans, the Bank makes installment loans, home equity loans, real estate loans and second mortgage loans.

      Real Estate Loans. The Bank makes and holds real estate loans, consisting primarily of single-family residential construction loans for one-to-four unit family structures. Approximately 94% of the Bank's real estate loans are fixed rate loans, excluding one to four family loans which are primarily variable rate loans. The Bank currently provides balloon notes that have a three to five year maturity where typical amortization would exceed five years. The Bank requires a first lien position on the land associated with the construction project and will offer these loans to professional building contractors and homeowners.
Loan disbursements require on-site inspections to assure the project is on budget and that the loan proceeds are being used for the construction project and not being diverted to another project. The loan-to-value ratio for such loans is predominantly 80% of the lower of the as-built appraised value or project cost, and a maximum of 90% if the loan is amortized. Loans for construction can present a high degree of risk to the lender, depending upon, among other things, whether the builder can sell the home to a buyer, whether the buyer can obtain permanent financing, whether the transaction produces income in the interim and the nature of changing economic conditions.

      Consumer Loans. The Bank makes consumer loans, consisting primarily of installment loans to individuals for personal, family and household purposes, including loans for automobiles, home improvements, education loans and investments. Approximately 99% of the consumer loans are fixed rate loans. The Bank currently offers a home equity line of credit, which is a variable rate consumer product. Risks associated with consumer loans include, but are not limited to, fraud, deteriorated or non-existing collateral, general economic downturn and customer financial problems.

      Commercial Loans. Commercial lending is directed principally toward small to mid-size businesses whose demand for funds fall within the legal lending limits of the Bank. This category of loans includes loans made to individual, partnership or corporate borrowers, and obtained for a variety of business purposes. Approximately 77% of the Bank's commercial loans are fixed rate loans. Risks associated with these loans can be significant and include, but are not limited to, fraud, bankruptcy, economic downturn, deteriorated or non-existing collateral and changes in interest rates.

      The Bank also makes loans to small businesses with respect to which the Small Business Administration ("SBA") guarantees repayment of up to 90% of the loan amount, subject to certain other limitations. The Bank sells the guaranteed portion of those loans to institutional investors in the secondary market. On such loans, the Bank retains the servicing rights and obligations on the guaranteed portions sold. Risks associated with these loans include, but are not limited to, credit risk, e.g., fraud, bankruptcy, economic downturn, deteriorated or non-existing collateral and changes in interest rates, and operational risk, e.g., failure to adhere to SBA funding and servicing requirements in order to secure and maintain the SBA guarantees and servicing rights.

      Agricultural Loans. The Bank makes loans to agriculture-related businesses, including loans to farmers. Approximately 87% of the agriculture-related loans are fixed rate. Risks associated with such loans include, but are not limited to, decline in commodity price, general economic downturn, changes in market prices of the underlying commodities produced, fraud, bankruptcy, deteriorated and non-existing collateral and changes in interest rates.


Investments

      In addition to loans, the Bank makes other investments primarily in obligations of the United States or obligations guaranteed as to principal and interest by the United States and other taxable securities. No investment in any of those instruments exceeds any applicable limitation imposed by law or regulation.

Deposits

      The Bank offers core deposits, including checking accounts, money market accounts, a variety of certificates of deposit, and IRA accounts. The Bank uses an aggressive marketing plan in the overall service area, a broad product line, and competitive services to attract deposits. The primary sources of deposits are residents of, and businesses and their employees located in Ben Hill County, obtained through personal solicitation by the Bank's employees, officers and directors, direct mail solicitations and advertisements published in the local media. Deposits are generated by offering a broad array of competitively priced deposit services, including demand deposits, regular savings accounts, money market deposits (transaction and investment), certificates of deposit, retirement accounts, and other deposit or funds transfer services which may be permitted by law or regulation and which may be offered to remain competitive in the market.

Asset and Liability Management

      The Bank manages its assets and liabilities to provide an optimum and stable net interest margin, a profitable after-tax return on assets and return on equity, and adequate liquidity. These management functions are conducted within the framework of written loan and investment policies. The Bank maintains a balanced position between rate sensitive assets and rate sensitive liabilities. Specifically, it charts assets and liabilities on a matrix by maturity, effective duration, and interest adjustment period, and endeavors to manage any gaps in maturity ranges.

Employees

      As of April 21, 1997 the Bank had 25 full-time employees and 2 part-time employees.

Competition

      Ben Hill County has offices of four commercial banks. The commercial banks include branch offices of NationsBank and SouthTrust, and First State Bank of Ocilla, as well as the locally owned Bank of Fitzgerald.

Statistical Disclosure

I. Distribution of Assets, Liabilities, and Stockholders Equity; Interest Rates and Interest Differential

                                             Three Months Ended March 31, 1997               Period Ended December 31, 1996

                                           Average       Interest     Tax-Equivalent     Average       Interest     Tax-Equivalent
                                           Balance    Income/Expense      Yield          Balance    Income/Expense      Yield
                                       ----------------------------------------------  --------------------------------------------

Loans                                    25,348,682       581,925         9.18%          23,806,046    1,537,091         9.22%
Taxable investment securities            18,424,323       287,462         6.24%          15,894,325      703,077         6.32%
Tax-exempt investment securities                  -             -                                 -            -
Federal funds sold                        2,923,231        37,872         5.18%           7,574,239      342,546         6.46%
                                       ----------------------------------------------  --------------------------------------------

Average earning assets                   46,696,236       907,259         7.77%          47,274,610    2,582,714         7.80%
                                       ----------------------------------------------  --------------------------------------------


Cash & due from banks                     1,386,805                                       1,363,146
Fixed assets                              2,146,713                                       2,123,536
Other assets                              3,037,820                                       3,140,019
                                       ------------                                    ------------
Average total assets                     53,267,574                                      53,901,311
                                       ------------                                    ------------

Interest bearing demand deposits          8,183,978        44,039         2.15%           7,421,015      114,325         2.20%
Savings and money market deposits         6,023,386        47,475         3.15%           5,707,675      127,910         3.20%
Time deposits                            27,490,702       403,952         5.88%          27,239,752    1,125,056         5.90%
Short term borrowings                        73,736         1,727         9.37%             142,150       11,861        11.92%
                                       ----------------------------------------------  --------------------------------------------

 Average interest bearing liabilities    41,771,802       497,193         4.76%          40,510,592    1,379,152         4.86%
                                       ----------------------------------------------  --------------------------------------------


Non-interest bearing deposits             4,664,217                                       6,507,751
 Other liabilities                          311,480                                         349,313
Stockholders' equity                      6,520,075                                       6,533,655
                                       ------------                                    ------------
 Average total liabilities and equity    53,267,574                                      53,901,311
                                       ------------                                    ------------

 Net interest income yield on
  average earning assets                 46,696,236       410,066         3.51%          47,274,610    1,203,562         3.64%
                                       ----------------------------------------------  --------------------------------------------


Notes:

1. Non-accruing loans are included in the average balances. For March 31, 1997 and December 31, 1996, average non-accruing loans were $5,214 and $0, respectively.

2. Loan Fees are included in the interest computation and were $17,344 and $37,793 as of March 31, 1997 and December 31, 1996, respectively.

3. Yield for Period Ended December 31, 1996 is calculated based on bank operations beginning April 18, 1996.

4. Changes in Interest Income and Interest Expense not presented as December 31, 1996 is the first year of operation.

II. Investment Portfolio

                            Amortized   Unrealized  Unrealized   Estimated
                               Cost       Gains       Losses    Market Value
--------------------------------------------------------------------------------

As of March 31, 1997

U. S. Treasury               3,512,228           -       9,402     3,502,826
U.S. Government Agencies    14,860,196           -     123,700    14,736,496
                                                                           -
--------------------------------------------------------------------------------
Total                       18,372,424           -     133,102    18,239,322
--------------------------------------------------------------------------------

                            Amortized   Unrealized  Unrealized   Estimated
                               Cost       Gains       Losses    Market Value
--------------------------------------------------------------------------------

As of December 31, 1996

U. S. Treasury               4,006,354       9,122           -     4,015,476
U.S. Government Agencies    13,857,211      28,014           -    13,885,225

--------------------------------------------------------------------------------
Total                       17,863,565      37,136           -    17,900,701
--------------------------------------------------------------------------------

                                              U.S. Treasury and Other
                                              U.S. Government Agencies

                                                                  Tax-Equivalent
                                         Amortized   Estimated       Weighted
                                            Cost    Market Value     Avg Yield
--------------------------------------------------------------------------------

As of  March 31, 1997

Due in one year or less                   2,498,437    2,498,531       5.73%
Due after one year through five years    15,873,987   15,740,791       6.34%
Due after five years through ten years            -            -
Due after ten years                               -            -

--------------------------------------------------------------------------------
Total                                    18,372,424   18,239,322       6.28%
--------------------------------------------------------------------------------

                                              U.S. Treasury and Other
                                              U.S. Government Agencies

                                                                  Tax-Equivalent
                                         Amortized   Estimated       Weighted
                                            Cost    Market Value     Avg Yield
--------------------------------------------------------------------------------

As of December 31, 1996

Due in one year or less                   3,500,718    3,505,941       5.63%
Due after one year through five years    13,858,392   13,890,307       6.39%
Due after five years through ten years      504,455      504,453       7.11%
Due after ten years                               -            -

--------------------------------------------------------------------------------
Total                                    17,863,565   17,900,701       6.26%
--------------------------------------------------------------------------------

III. Loan Portfolio

                                                      As of             As of
                                                  March 31, 1997  December 31, 1996
-----------------------------------------------------------------------------------
Loans secured by 1 to 4 family residential
 properties                                            9,652,141          8,422,710
Loans secured by multi-family and non-farm,
 non-residential properties                            4,296,934          3,385,410
Other loans secured by real estate                     1,196,129          1,205,876
Commercial and industrial loans                        3,965,245          3,668,418
Loans to finance agricultural production                 973,555            827,543
Consumer loans                                         5,644,479          5,976,108
Other loans                                               52,377             54,109
-----------------------------------------------------------------------------------
 Subtotal                                             25,780,860         23,540,174
Less: Unearned income                                      2,978              2,712
-----------------------------------------------------------------------------------
Total                                                 25,777,882         23,537,462
-----------------------------------------------------------------------------------

                                                         Due in one                 Due after one               Due after
                                                        year or less             through five years            five years
                                                 ---------------------------------------------------------------------------------
                                                 Fixed Rate  Variable Rate   Fixed Rate  Variable Rate   Fixed Rate  Variable Rate
----------------------------------------------------------------------------------------------------------------------------------
March 31, 1997
Loans secured by 1 to 4 family residential
 properties                                      1,451,433      943,569      2,922,341         -         4,334,798         -
Loans secured by multi-family and non-farm,
 non-residential properties                        774,830    1,791,935      1,193,214         -           536,955         -
Other loans secured by real estate                 642,167      122,671        291,843         -           139,448         -
Commercial and industrial loans                    889,734    1,637,097      1,257,882         -           180,532         -
Loans to finance agricultural production           468,176      267,707        237,672         -                 -         -
Consumer loans                                   1,234,934      105,757      3,882,895         -           417,926         -
Other loans                                              -            -         52,366         -                 -         -
----------------------------------------------------------------------------------------------------------------------------------
Total                                            5,461,274    4,868,736      9,838,213         -         5,609,659         -
----------------------------------------------------------------------------------------------------------------------------------

                                                         Due in one                 Due after one               Due after
                                                        year or less             through five years            five years
                                                 ---------------------------------------------------------------------------------
                                                 Fixed Rate  Variable Rate   Fixed Rate  Variable Rate   Fixed Rate  Variable Rate
----------------------------------------------------------------------------------------------------------------------------------
December 31, 1996
Loans secured by 1 to 4 family residential
 properties                                        916,493      658,151      2,525,527         -         4,322,539         -
Loans secured by multi-family and non-farm,
 non-residential properties                        665,451    1,657,685        578,862         -           483,412         -
Other loans secured by real estate                 514,259       22,453        346,194         -           322,970         -
Commercial and industrial loans                    902,118    1,321,390      1,288,897         -           156,013         -
Loans to finance agricultural production           173,520      390,142        263,881         -                 -         -
Consumer loans                                   1,693,994    1,551,661      2,493,604         -           234,319         -
Other loans                                              -            -         53,927         -                 -         -
----------------------------------------------------------------------------------------------------------------------------------
Total                                            4,865,835    5,601,482      7,550,892         -         5,519,253         -
----------------------------------------------------------------------------------------------------------------------------------

Risk Elements

                                                                 As of             As of
Nonaccrual, Past Due and Restructured Loans                 March 31, 1997   December 31, 1996
----------------------------------------------------------------------------------------------
Nonaccrual loans                                                7,821               -
Accruing loans contractually past due 90 days  or more              -               -
Troubled debt restructurings                                        -               -

The amount of interest that would have been included in income on the above nonaccrual loan if it had been current in accordance with its original term was $743. The amount of interest that was included in interest on the above loan for the Quarter Ended March 31, 1997 was $0.

The Bank's policy is to place loans on nonaccrual status when it appears that the collection of principal and interest in accordance with the terms of the loan is doubtful. Any loan which becomes 90 days past due as to principal or interest is automatically placed on nonaccrual.

Potential Problem Loans
-----------------------
Management expects to incur losses on loans from time to time when borrowers' financial conditions deteriorate. Where feasible, loans charged down or charged off will continue to be collected. Management considers the current allowance adequate to cover potential losses in the loan portfolio.

IV. Summary of Loan Loss Experience

                                                                    As of             As of
                                                               March 31, 1997   December 31, 1996
-------------------------------------------------------------------------------------------------
Allowance for possible loan losses, beginning of period               359,146             385,000

Charge-offs:
  Commercial                                                                -               5,270
  Real estate - construction                                                -                   -
  Real estate - mortgage                                                    -                   -
Consumer loans                                                          8,603              41,855
-------------------------------------------------------------------------------------------------
    Total                                                               8,603              47,125

Recoveries:
  Commercial                                                                -                   -
  Real estate - construction                                                -                   -
  Real estate - mortgage                                                    -                   -
  Consumer loans                                                           25                 271
-------------------------------------------------------------------------------------------------
    Total                                                                  25                 271

Net charge-offs:                                                        8,578              46,854

Additions charged to operations                                        10,500              21,000
Adjustments                                                                 -                   -
                                                                 --------------------------------
Allowance for possible loan losses, end of period                     361,068             359,146
                                                                 --------------------------------
Average loans outstanding, net of unearned income                  25,348,682          23,806,046
                                                                 --------------------------------
Ratio of net charge-offs during the period to average loans
outstanding during the period                                            0.03%               0.20%
                                                                 =================================

Management takes a number of factors into consideration when determining the additions to be made to the loan loss allowance. Since the Bank is approaching the end of its first year of operations, it does not have a sufficient history of portfolio performance on which to base additions. Accordingly, additions to the reserve are primarily based on maintaining a ratio of the allowance for loan losses to total loans in a range of 1.00% to 1.50%. This is based on national peer group ratios and Georgia ratios which reflect average ratios of 0.99% (national peer) and 1.50% (Georgia). Under this methodology, charge-offs will increase the amount of additions to the allowance and recoveries will reduce additions.

In addition, management performs an on-going loan review process. All new loans are risk rated under loan policy guidelines. On a quarterly basis, the composite risk ratings are evaluated in a model which assesses the adequacy of the current allowance for loan losses, and this evaluation is presented to the Board of Directors each quarter. Large loans are reviewed periodically. Risk ratings may be changed if it appears that new loans may not have received the proper initial grading or, if on existing loans credit conditions have improved or worsened.

As the Bank matures, the additions to the loan loss allowance will be based more on historical performance, the detailed loan review and allowance adequacy evaluation.

V. Deposits

                                               Average                 Average                Average                Average
                                               Balance                   Rate                 Balance                 Rate
                                           March 31, 1997           March 31, 1997       December 31, 1996      December 31, 1996
                                           --------------------------------------------------------------------------------------
Non-interest bearing deposits                 4,664,217                                       6,507,751
Interest bearing demand deposits              8,183,978                 2.00%                 7,421,015               2.00%
Savings and money market deposits             6,023,386                 3.24%                 5,707,675               3.23%
Time deposits                                27,490,702                 5.95%                27,239,752               5.87%
                                           --------------------------------------------------------------------------------------
Total average deposits                       46,362,283                 4.30%                46,876,193               4.12%
                                           --------------------------------------------------------------------------------------


As of March 31, 1997 and December 31, 1996 the amount outstanding of time certificates of deposit of $100,000 or more was $6,082,958 and $6,240,653, respectively. Amounts by time remaining until maturity on time deposits of $100,000 or more were:

                                       As of                    As of
                                   March 31, 1997         December 31, 1996
                                   ----------------------------------------
3 months or less                       1,790,089                838,716
over 3 through 6 months                  620,298              1,682,762
over 6 through 12 months               2,568,958              1,170,828
over 12 months                         1,103,613              2,548,347
                                   ----------------------------------------
                                       6,082,958              6,240,653
                                   ----------------------------------------


VI. Return on Equity and Assets

                                               Ratio                    Ratio
                                         Three Months Ended         Period Ended
                                           March 31, 1997         December 31, 1996
                                         ------------------------------------------
Return on average assets                        0.06%                  -0.29%

Return on average equity                        0.47%                  -2.41%

Dividend payout ratio                              0%                      0%

Average equity to average asset ratio          12.24%                  12.12%


VII. Short-term Borrowings

No category of short-term borrowings exceeds 30% of stockholders' equity.

Supervision and Regulation

          The following discussion sets forth the material elements of the regulatory framework applicable to banks and bank holding companies and provides certain specific information related to the Company.

General. The Company is a bank holding company registered with the Board of Governors of the Federal Reserve System (the "Federal Reserve") under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). As such, the Company is subject to the supervision, examination, and reporting requirements of the BHC Act and the regulations of the Federal Reserve.

          The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before: (a) it may acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, the bank holding company will directly or indirectly own or control more than 5% of the voting shares of the bank; (b) it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of any bank; or (c) it may merge or consolidate with any other bank holding company.

          The BHC Act further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. Consideration of financial resources generally focuses on capital adequacy, which is discussed below.

          The BHC Act, as amended by the interstate banking provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking Act"), which became effective on September 29, 1995, repealed the prior statutory restrictions on interstate acquisitions of banks by bank holding companies, such that the Company, and any other bank holding company located in Georgia may now acquire a bank located in any other state, and any bank holding company located outside Georgia may lawfully acquire any Georgia-based bank, regardless of state law to the contrary, in either case subject to certain deposit-percentage, aging requirements, and other restrictions. The Interstate Banking Act also generally provides that, after June 1, 1997, national and state-chartered banks may branch interstate through acquisitions of banks in other states. By adopting legislation prior to that date, a state has the ability either to "opt in" and accelerate the date after which interstate branching is permissible or "opt out" and prohibit interstate branching altogether.

    In February 1996, the Georgia Legislature adopted the "Georgia Interstate Branching Act" effective June 1, 1997. The Georgia Interstate Branching Act will permit Georgia-based banks and bank holding companies owning or acquiring banks outside of Georgia and all non-Georgia banks and bank holding companies owning or acquiring banks in Georgia to merge any lawfully acquired bank into an interstate branch network. The Georgia Interstate Branching Act also allows banks to establish de novo branches on a limited basis beginning July 1, 1996. Beginning July 1, 1998, the number of de novo branches which may be established will no longer be limited.

          The BHC Act generally prohibits the Company from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices. For example, factoring accounts receivable, acquiring or servicing loans, leasing personal property, conducting discount securities brokerage activities, performing certain data processing services, acting as agent or broker in selling credit life insurance and certain other types of insurance in connection with credit transactions, and performing certain insurance underwriting activities all have been determined by the Federal Reserve to be permissible activities of bank holding companies. The BHC Act does not place territorial limitations on permissible non-banking activities of bank holding companies. Despite prior approval, the Federal Reserve has the power to order a holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that bank holding company.

          The Bank is a member of the Federal Deposit Insurance Corporation (the "FDIC"), and as such, its deposits are insured by the FDIC to the maximum extent provided by law. The Bank is also subject to numerous state and federal statutes and regulations that affect its business, activities, and operations, and it is supervised and examined by one or more state or federal bank regulatory agencies.

          The FDIC and the Georgia Department of Banking and Finance (the "Georgia Department") regularly examine the operations of the Bank and is given authority to approve or disapprove mergers, consolidations, the establishment of branches, and similar corporate actions. The FDIC and the Georgia Department also have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law.

Payment of Dividends. The Company is a legal entity separate and distinct from its banking subsidiary. The principal sources of cash flow of the Company, including cash flow to pay dividends to its shareholders, are dividends by the Bank. There are statutory and regulatory limitations on the payment of dividends by the Bank to the Company as well as by the Company to its shareholders.

          If, in the opinion of the federal banking regulator, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), such authority may require, after notice and hearing, that such institution cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), a depository institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. See "-- Prompt Corrective Action." Moreover, the federal agencies have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

          At December 31, 1996, under dividend restrictions imposed under federal and state laws, the Bank was not permitted to pay dividends.

          The payment of dividends by the Company and the Bank may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

Capital Adequacy. The Company and the Bank are required to comply with the capital adequacy standards established by the Federal Reserve and the appropriate federal banking regulator in the case of Bank. There are two basic measures of capital adequacy for bank holding companies that have been promulgated by the Federal Reserve: a risk-based measure and a leverage measure. All applicable capital standards must be satisfied for a bank holding company to be considered in compliance.

          The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

          The minimum guideline for the ratio (the "Total Risk-Based Capital Ratio") of total capital ("Total Capital") to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8%. At least half of Total Capital must comprise common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of subordinated debt, other preferred stock, and a limited amount of loan loss reserves ("Tier 2 Capital"). At

December 31, 1996, the Company's consolidated Total Risk-Based Capital Ratio and its Tier 1 Risk-Based Capital Ratio (i.e., the ratio of Tier 1 Capital to risk-weighted assets) were 16.3% and 14.9%, respectively.

          In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio (the "Leverage Ratio") of Tier 1 Capital to average assets, less goodwill and certain other intangible assets, of 3% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a Leverage Ratio of at least 3%, plus an additional cushion of 100 to 200 basis points. The Company's Leverage Ratio at December 31, 1996 was 7.74%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve has indicated that it will consider a "tangible Tier 1 Capital Leverage Ratio" (deducting all intangibles) and other indicia of capital strength in evaluating proposals for expansion or new activities.

          The Bank is subject to risk-based and leverage capital requirements adopted by the FDIC, which are substantially similar to those adopted by the Federal Reserve for bank holding companies.

          The Bank was in compliance with applicable minimum capital requirements as of December 31, 1996. The Company has not been advised by any federal banking agency of any specific minimum capital ratio requirement applicable to it or its subsidiary depository institution.

          Failure to meet capital guidelines could subject a bank to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on the taking of brokered deposits, and certain other restrictions on its business. As described below, substantial additional restrictions can be imposed upon FDIC-insured depository institutions that fail to meet applicable capital requirements. See "-- Prompt Corrective Action."

          The federal bank regulators continue to indicate their desire to raise capital requirements applicable to banking organizations beyond their current levels. In this regard, the Federal Reserve and the FDIC have, pursuant to FDICIA, recently adopted final regulations, which will become mandatory on January 1, 1998, requiring regulators to consider interest rate risk (when the interest rate sensitivity of an institution's assets does not match the sensitivity of its liabilities or its off-balance-sheet position) in the evaluation of a bank's capital adequacy. The bank regulatory agencies have concurrently proposed a methodology for evaluating interest rate risk which would require banks with excessive interest rate risk exposure to hold additional amounts of capital against such exposures. The market risk rules will apply to any bank or bank holding company whose trading activity equals 10% or more of its total assets, or whose trading activity equals $1 billion or more.

Support of Subsidiary Institutions. Under Federal Reserve policy, the Company is expected to act as a source of financial strength for, and to commit resources to support, each of its banking subsidiaries. This support may be required at times when, absent such Federal Reserve policy, the Company may not be inclined to provide it. In addition, any capital loans by a bank holding company to any of its banking subsidiaries are subordinate in right of payment to deposits and to certain other indebtedness of such banks. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a banking subsidiary will be assumed by the bankruptcy trustee and entitled to a priority of payment.

          Under the Federal Deposit Insurance Act ("FDIA"), a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989, in connection with (a) the default of a commonly controlled FDIC-insured depository institution or (b) any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution "in danger of default."
"Default" is defined generally as the appointment of a conservator or receiver, and "in danger of default" is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance. The FDIC's claim for damages is superior to claims of shareholders of the insured depository institution or its holding company, but is subordinate to claims of depositors, secured creditors, and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institution. The subsidiary depository institution of the Company is subject to these cross-guarantee provisions. As a result, any loss suffered by the FDIC in respect of the subsidiary would likely result in assertion of the cross-guarantee provisions, the assessment of such estimated losses against the depository institution's banking affiliates, and a potential loss of the Company's investment in such other subsidiary depository institutions.

Prompt Corrective Action. FDICIA establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system, which became effective in December 1992, the federal banking regulators are required to establish five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized) and to take certain mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions in the three undercapitalized categories, the severity of which will depend upon the capital category in which the institution is placed. Generally, subject to a narrow exception, FDICIA requires the banking regulator to appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.

       The capital levels established for each of the categories are as follows:

==========================================================================================
                                               Total          Tier 1 Risk-
 Capital Category     Tier 1 Capital    Risk-Based Capital   Based Capital       Other
============================================================================================
Well Capitalized      5% or more           10% or more         6% or more      Not subject
                                                                               to a capital
                                                                               directive
--------------------------------------------------------------------------------------------
Adequately            4% or more            8% or more         4% or more          --
Capitalized
--------------------------------------------------------------------------------------------
Undercapitalized      less than 4%         less than 8%        less than 4%        --
--------------------------------------------------------------------------------------------
Significantly         less than 3%         less than 6%        less than 3%        --
Undercapitalized
--------------------------------------------------------------------------------------------
Critically            2% or less                --                  --             --
Undercapitalized      tangible equity
============================================================================================


    For purposes of the regulation, the term "tangible equity" includes core capital elements counted as Tier 1 Capital for purposes of the risk-based capital standards, plus the amount of outstanding cumulative perpetual preferred stock (including related surplus), minus all intangible assets with certain exceptions. A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

    An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. Under FDICIA, a bank holding company must guarantee that a subsidiary depository institution meets its capital restoration plan, subject to certain limitations. The obligation of a controlling holding company under FDICIA to fund a capital restoration plan is limited to the lesser of 5% of an undercapitalized subsidiary's assets or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches, or engaging in any new line of business, except in accordance with an accepted capital restoration plan or with the approval of the FDIC. In addition, the appropriate federal banking agency is given authority with respect to any undercapitalized depository institution to take any of the actions it is required to or may take with respect to a significantly undercapitalized institution as described below if it determines "that those actions are necessary to carry out the purpose" of FDICIA.

    At December 31, 1996, the Bank had the requisite capital levels to qualify as well capitalized.

FDIC Insurance Assessments. Pursuant to FDICIA, the FDIC adopted a new risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The new system, which went into effect on

January 1, 1994, assigns an institution to one of three capital categories: (a) well capitalized; (b) adequately capitalized; and (c) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the "undercapitalized" category including institutions that are undercapitalized, significantly undercapitalized, and critically undercapitalized for prompt corrective action purposes. An institution is also assigned by the FDIC to one of three supervisory subgroups within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information which the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds (which may include, if applicable, information provided by the institution's state supervisor). An institution's insurance assessment rate is then determined based on the capital category and supervisory category to which it is assigned. Under the final risk-based assessment system, as well as the prior transitional system, there are nine assessment risk classifications (i.e., combinations of capital groups and supervisory subgroups) to which different assessment rates are applied. Assessment rates for members of both the Bank Insurance Fund ("BIF") and the Savings Association Insurance Fund ("SAIF") for the first half of 1995, as they had during 1994, ranged from 23 basis points (0.23% of deposits) for an institution in the highest category (i.e., "well capitalized" and "healthy") to 31 basis points (0.31% of deposits) for an institution in the lowest category (i.e., "undercapitalized" and "substantial supervisory concern"). These rates were established for both funds to achieve a designated ratio of reserves to insured deposits (i.e., 1.25%) within a specified period of time.

    Once the designated ratio for the BIF was reached in May 1995, the FDIC reduced the assessment rate applicable to BIF deposits in two stages, so that, beginning 1996, the deposit insurance premiums for 92% of all BIF members in the highest capital and supervisory categories were set at $2,000 per year, regardless of deposit size. The FDIC elected to retain the existing assessment rate range of 23 to 31 basis points for SAIF members for the foreseeable future given the undercapitalized nature of that insurance fund.

    Recognizing that the disparity between the SAIF and BIF premium rates had adverse consequences for SAIF-insured institutions and other banks with SAIF assessed deposits, including reduced earnings and an impaired ability to raise funds in capital markets and to attract deposits, on July 28, 1995, the FDIC, the Treasury Department, and the Office of Thrift Supervision released statements outlining a proposed plan to recapitalize the SAIF, the principal feature of which was a special one-time assessment on depository institutions holding SAIF-insured deposits, which was intended to recapitalize the SAIF at a reserve ratio of 1.25%. This proposal contemplated elimination of the disparity between the assessment rates on BIF and SAIF deposits following recapitalization of the SAIF.

    A variation of this proposal designated the Deposit Insurance Funds Act of 1996 (the "Funds Act") was enacted by Congress as part of the omnibus budget legislation and signed into law on September 30, 1996. As directed by the Funds Act, the FDIC implemented a special one-time assessment of approximately 65.7 basis points (0.657%) on a depository institution's SAIF-insured deposits held as of March 31, 1995 (or approximately 52.6 basis points on SAIF deposits acquired by banks in certain qualifying transactions).

    In addition, the FDIC proposed a revision in the SAIF assessment rate schedule that effected, as of October 1, 1996 (a) a widening in the assessment rate spread among institutions in the different capital and risk assessment categories, (b) an overall reduction of the assessment rate range assessable on SAIF deposits of from 0 to 27 basis points, and (c) a special interim assessment rate range for the last quarter of 1996 of from 18 to 27 basis points on institutions subject to FICO assessments. Effective January 1, 1997, FICO assessments will be imposed on both BIF- and SAIF-insured deposits in annual amounts presently estimated at 1.29 basis points and 6.44 basis points, respectively. Beginning in January, 2000, BIF- and SAIF-insured institutions will share the FICO interest costs at equal rates currently estimated 2.43 basis points. The Funds Act further provides that BIF and SAIF are to be merged, creating the "Deposit Insurance Fund," on January 1, 1999, provided that bank and savings association charters are combined by that date.

    Under the FDIA, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.

Proposed Legislation and Regulatory Action. New regulations and statutes are regularly proposed which contain wide-ranging proposals for altering the structures, regulations and competitive relationships of the nation's financial institutions. It cannot be predicted whether or what form any proposed regulation or statute will be adopted or the extent to which the business of the Company may be affected by such regulation or statute.

Item 2.      Management's Discussion and Analysis.


                                    General
                                    -------

    The Bank was incorporated on January 19, 1996 (the "Inception Date"). From the Inception Date to April 18, 1996, the Bank's principal activities related to its organization, the conducting of its initial public offering, the pursuit of approvals from the Georgia Department and the FDIC of its application to charter the Bank.


    On April 18, 1996, the Bank completed its offering of shares of the Bank's common stock by receiving subscriber deposits for 664,097 shares at $10.00 per share. The Bank was capitalized with $3,320,485 of common stock, par value $5.00 per share and $3,154,461 of paid-in capital and a reserve for initial operating losses of $166,024, as required by the DBF.

    On April 19, 1996, the Bank commenced operations after receiving all regulatory approvals and insurance on its deposits from the FDIC.

    On October 25, 1996, the Bank entered into a Plan of Reorganization with the Company and Interim Fitzgerald Company, a wholly-owned subsidiary of the Company ("Interim"). Pursuant to the terms of the Plan of Reorganization, Interim merged with and into the Bank (the "Merger") and the shareholders of the Bank exchanged their shares of Bank common stock for Company common stock. As a result of the Merger, the Company became the sole shareholder of the Bank, effective March 31, 1997.

    Management's discussion which follows relates to the Bank.


                                Use of Proceeds
                                ---------------

    The following table sets forth the projected use of the net proceeds of the Offering as was described in the Supplement to the Bank's Registration Statement dated December 14, 1995, and compares the projected use of the net proceeds to the actual use as of December 31, 1996.

                                                  Amount     Maximum      Actual
                                                Under DBF    Offering    Proceeds
                                                Condition                  Use
                                              ------------------------------------
Gross Proceeds from Offering                    $6,000,000  $7,000,000  $6,640,970  (a)
                                              ====================================
Use of Proceeds -
   Organizational and Pre-Opening Expenses      $  134,700  $  134,700  $  199,237  (b)
   Acquisition of Land, Building & Equipment     2,020,000   2,020,000   1,877,553
   Working Capital                               3,845,300   4,845,300   4,564,180  (c)
                                              ------------------------------------
         Total                                  $6,000,000  $7,000,000  $6,640,970
                                              ====================================

  (a) The Bank sold 664,097 shares, which produced gross proceeds of $6,640,970. Offers and sales of the common stock were made on behalf of the Bank by its officers and directors and they received no commissions or other remuneration in connection with such activities, but were reimbursed for their reasonable expenses incurred in the Offering.

  (b) Includes organizational, stock offering, and pre-opening expenses. Amount does not include interest earned from investment of the net proceeds from the Offering during the pre-opening stage.


  (c) The remaining proceeds have been used to provide working capital for the Bank and fund the purchase of the assets and liabilities of the Fitzgerald, Georgia branch of Nationsbank, N.A. (formerly Bank South, N.A.). The following schedule is a summary of the acquisition transaction.



-------------------------------------------------------------------------------
Liabilities Assumed and Assets Acquired:
 Customer deposits assumed                                          $43,698,774
 Accrued interest payable on deposits                                   356,810
-------------------------------------------------------------------------------
             Total liabilities                                       44,055,584
              assumed
-------------------------------------------------------------------------------
 Less:
  Loans purchased, net of estimated loan losses                      21,424,166
  Accrued interest receivable purchased                                 232,761
  Real estate and equipment                                           1,877,553
  Premium paid to seller on deposits assumed and loans purchased      2,692,939
-------------------------------------------------------------------------------
              Total assets                                           26,227,419
               acquired
-------------------------------------------------------------------------------
               Net cash                                             $17,828,165
                received from
                acquisition
-------------------------------------------------------------------------------


  The excess of the fair value of net liabilities assumed over net cash received of $2,692,939, representing premiums paid for loans and deposits, has been allocated to goodwill and is being amortized on the straight line method for 15 years.

                              Financial Condition
                              -------------------

  At December 31, 1996, the Company had concluded eight months of banking operations with $53,680,223 in total assets. At year end, total deposits had grown to $46,661,100 and total loans had grown to $23,537,462. This represented a loan to deposit ratio at year end of 50.4%.

Capital

  At December 31, 1996, the Bank's capital position was well in excess of FDIC guidelines to meet the definition of "well capitalized". Based on the level of the Bank's risk weighted assets at year end, the Bank had $1.7 million more capital than necessary to satisfy the "well-capitalized" criteria. The Bank's capital adequacy is monitored quarterly by the Bank's Asset/Liability Committee, as asset and liability growth, mix and pricing strategies are developed.

Liquidity

  The Bank's internal and external liquidity resources are considered by management to be adequate to handle expected growth and normal cash flow demands from existing deposits and loans. At December 31, 1996, the securities available for sale had grown from $0 at April 18, 1996 (date of acquisition) to $17,900,701. The Bank had no securities classified as held to maturity as of December 31, 1996. Federal funds sold were $5,050,000 at year-end, down from $23,828,875 at April 18, 1996 due to investing of these funds in securities.

  Current deposits provide the primary liquidity resource for loan disbursements and Bank working-capital. Despite the anticipated losses in the first years of operations, the Bank expects earnings from loans and investments and other banking services as well as the current loan to deposit position to provide sufficient liquidity for both the short and long term. The Bank intends to manage its loan growth such that deposit flows will provide the primary funding for all loans as well as cash reserves for working capital and short to intermediate term marketable investments.

Results of Operations

  The Bank had a net loss of $110,439 ($0.17 per share) from January 19, 1996 (date of inception) to December 31, 1996.

  The 1996 loss represents the first eight months of operations of the Bank. Interest income from loans and investments, including loan fees of $37,793, was $2,582,714, representing a yield of 7.76% on average earning assets of $47,274,609. Interest expense was $1,379,152, representing a cost of 4.85% on average interest bearing liabilities of $40,377,951. Net interest income was $1,203,562, producing a net yield of 3.64% on average earning assets.

  The provision for loan losses in 1996 was $21,000. Total loan charge-offs were $47,125 and were related to the Bank's consumer loan portfolio. At December 31, 1996, the Bank had no loans past due 90 days or more and had no non-accrual loans. The allowance for loan losses at year end was $359,146, representing 1.53% of total loans.

  Management takes a number of factors into consideration when determining the additions to be made to the loan loss allowance. Since the Bank is approaching the end of its first year of operations, it does not have a sufficient history of portfolio performance on which to base additions. Accordingly, additions to the reserve are primarily based on maintaining a ratio of the allowance for loan losses to total loans in a range of 1.00% to 1.50%. This is based on national peer group ratios and Georgia ratios which reflect average ratios of 0.99%
(national peer) and 1.50% (Georgia).   Under this methodology, charge-offs will
increase the amount of additions to the allowance and recoveries will reduce additions.

  In addition, management performs an on-going loan review process. All new loans are risk rated under loan policy guidelines. On a monthly basis, the composite risk ratings are evaluated in a model which assesses the adequacy of the current allowance for loan losses, and this evaluation is presented to the
Board of Directors each month.   Large loans are reviewed periodically.  Risk
ratings may be changed if it appears that new loans may not have received the proper initial grading or, if on existing loans, credit conditions have improved or worsened.

  As the Bank matures, the additions to the loan loss allowance will be based more on historical performance, the detailed loan review and allowance adequacy evaluation.

  The Bank's policy is to place loans on nonaccrual status when it appears that the collection of principal and interest in accordance with the terms of the loan is doubtful. Any loan which becomes 90 days past due as to principal or interest is automatically placed on nonaccrual.

  Non-interest income in 1996 was $179,597. This consisted primarily of service charges on deposit accounts which were $136,456 and credit life and disability insurance premium income which was $14,054. Service charges on deposit accounts are evaluated annually against service charges from other banks in the local market and against the Bank's own cost structure in providing the deposit services. This income should grow with the growth in the Bank's demand deposit account base. The credit life and disability insurance premium income is sold primarily on consumer installment debt and should grow with the growth in the Bank's consumer loan portfolio.

  Non-interest expense in 1996 was $1,530,367. This consisted primarily of salaries and benefits which were $635,297. Other major expenses included in non-interest expense included amortization of $153,706, supplies of $85,728, data processing of $57,749, and professional fees of $85,121.

Interest Rate Sensitivity

  Improvement in earnings of the Bank depend upon continued earning asset growth, good asset quality and a relatively stable economic environment. Management feels it is reasonable for the Bank to continue to experience steady earning asset growth as long as interest rates remain relatively stable. The Bank is asset sensitive (meaning that rising rates tend to be beneficial) in the near and long term and is liability sensitive at the one year time horizon (meaning that falling rates tend to be beneficial) to the Bank's net interest margin. If interest rates were to rise in excess of 200 basis points, the Bank could experience improved earnings in the near term, but such a rate increase might significantly reduce the demand for loans in the Bank's local market, thus diminishing the prospects for improved earnings. If interest rates were to fall in excess of 200 basis points, the Bank could experience a short term decline in net interest margin and may even have difficulty retaining maturing certificates of deposit without having to pay above market rates.


Item 3.      Description of Property.


    The Bank owns the property on which its main office is located in Fitzgerald, Georgia, at 102 West Roanoke Drive. The two-story brick building contains approximately 11,152 square feet, with an attached drive-up canopy of approximately 1,400 square feet. It is located on approximately 1.408 acres of land and contains 39 regular parking spaces and two handicap spaces. The building has seven teller stations inside the building, three drive-up teller stations, and one ATM station. The drive-up window is located behind the teller stations. The banking platform, with four personal banker positions, is across the lobby area from the teller stations, and behind this area are six offices for lending functions. The facility contains a training room, operations space, and a board room on the upper level, with significant room for expansion. The Bank plans to open a drive-through facility located on South Main Street in Fitzgerald.

    Other than normal real estate and commercial lending activities, the Company does not invest in real estate, real estate mortgages, or securities of or interest in entities primarily engaged in real estate activities.


Item 4.      Security Ownership of Certain Beneficial Owners and Management.

    The following table sets forth certain information regarding the Company's Common Stock, $1.00 par value, owned as of April 4, 1997, (a) by each of the Company's directors, and (b) by all of the Company's directors and executive officers as a group. There are no non-director shareholders who own more than 5% of the outstanding 664,097 shares of the Company's Common Stock.


         Name and Address of            Number of   Percent of Class
--------------------------------------  ----------  -----------------
         Beneficial Owner/1/              Shares
--------------------------------------  ----------
Sidney S. (Buck) Anderson, Jr.           70,000/2/       10.54%
701 South Grant Street
Fitzgerald, Georgia 31750

James Thomas Casper, III                 10,000/3/        1.51%
116 Cherokee Court
Fitzgerald, Georgia 31750

John T. Croley, Jr.                      25,000/4/        3.76%
132 Lakeview Drive
Fitzgerald, Georgia 31750

A.B.C. (Chip) Dorminy, III               28,500/5/        4.29%
248 Lincoln Avenue
Fitzgerald, Georgia 31750

John S. Dunn                              5,000/6/        0.75%
619 Highway 129 South
Fitzgerald, Georgia 31750

William P. Herlovich                      1,000/7/        0.15%
104 Manassas Court
Fitzgerald, Georgia 31750

Lee Phillip Liles                         5,000/8/        0.75%
204 Meadowlark Lane
Fitzgerald, Georgia 31750



         Name and Address of            Number of   Percent of Class
--------------------------------------  ----------  -----------------
         Beneficial Owner/1/              Shares
--------------------------------------  ----------
L. Wayne Lowrey                           1,000/9/        0.15%
1072 Roanoke Drive Extension
Fitzgerald, Georgia 31750

Steven L. Mitchell                       5,000/10/        0.75%
1208 W. Roanoke Drive
Fitzgerald, Georgia 31750

James A. Parrott, II                     7,600/11/        1.14%
146 Franklin
Fitzgerald, Georgia 31750

Jack F. Paulk                           11,200/12/        1.69%
103 Cherokee Court
Fitzgerald, Georgia 31750

George M. Ray                            2,300/13/        0.35%
1046 West Roanoke Drive
Fitzgerald, Georgia 31750

Robert E. Sherrell                      10,000/14/        1.51%
815 West Magnolia
Fitzgerald, Georgia 31750

John Edward Smith, III                   1,000/15/        0.15%
141 Whispering Way
Fitzgerald, Georgia 31750

Directors and Executive Officers, as     182,600          27.6%
 a group/16/



/1/ Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The information shown above is based upon information furnished to the Company by the named persons. Information relating to beneficial ownership of the Shares is based upon "beneficial ownership" concepts set forth in rules promulgated under the Securities Exchange Act of 1934, as amended. Under such rules a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any security of which that person has the right to acquire beneficial ownership within 60 days. Under the rules, more than one person may be deemed to be a beneficial owner of the same securities.

/2/ Consists of 70,000 shares owned directly by Mr. Anderson.

/3/ Consists of 10,000 shares owned jointly by Mr. Casper and his spouse.

/4/ Consists of 25,000 shares owned directly Mr. Croley.


/5/ Consists of (i) 10,000 shares owned by ABCD Farms, Inc. of which Mr. Dorminy is President; (ii) 7,500 shares owned directly by Mr. Dorminy; (iii)
    10,000 owned by Mr. Dorminy's wife, as to which beneficial ownership is shared; (iv) 500 shares owned by Mr. Dorminy's son, as to which beneficial ownership is shared; (v) 500 shares owned by Mr. Dorminy's daughter, as to which beneficial ownership is shared.

/6/ Consists of 5,000 shares owned directly by Mr. Dunn.

/7/ Consists of 1,000 shares owned jointly by Mr. Herlovich and his wife.

/8/ Consists of 5,000 shares owned directly by Mr. Liles.

/9/ Consists of 1,000 shares owned jointly by Mr. Lowrey and his spouse.

/10/ Consists of (i) 3,000 shares owned directly by Mr. Mitchell; (ii) 1,000 shares held by Mr. Mitchell as custodian for his daughter, as to which beneficial ownership is shared; and (iii) 1,000 shares held by Mr. Mitchell as custodian for his son, as to which beneficial ownership is shared.

/11/ Consists of (i) 7,500 shares owned directly by Mr. Parrott and (ii) 100 shares owned by Mr. Parrott's spouse, as to which beneficial ownership is shared.

/12/ Consists of (i) 10,000 shares owned directly by Mr. Paulk; (ii) 500 shares owned by Mr. Paulk's spouse, as to which beneficial ownership is shared;
    (iii) 700 shares owned by Mr. Paulk's daughters, as to which beneficial ownership is shared.

/13/  Consists of 2,300 shares owned in an IRA account for Mr. Ray.

/14/  Consists of 10,000 shares owned directly by Mr. Sherrell.

/15/  Consists of 1,000 shares owned directly by Mr. Smith.

/16/  The following persons are executive officers of the Company:  L. Wayne
    Lowrey, President and Chief Executive Officer; John T. Croley, Secretary/Treasurer.

Item 5.      Directors and Executive Officers.


    The table below sets forth for each director and executive officer (a) his name, (b) his age at December 31, 1996, and (c) his position with the Company or the Bank and his other business experience for the past five years.


              Name                Age              Occupation
--------------------------------  ---  -----------------------------------
Sidney S. (Buck) Anderson, Jr.     61  Chairman of the Board of the
                                       Company and the Bank, General
                                       Manager - Dixie Peanut Company

James Thomas Casper, III           41  Certified Public Accountant  -
                                       Worthington and Casper, CPA, PC

John T. Croley, Jr.                47  Secretary and Vice Chairman of the
                                       Company and the Bank; Attorney -
                                       sole practitioner

A.B.C. (Chip) Dorminy, III         48  President - ABCD Farms, Inc.
                                       CEO - Farmers Quality Peanut Co.
                                       and D&F Grain Co.

John S. Dunn                       52  Owner - Shep Dunn Construction

William P. Herlovich               68  Retired Banker, National Bank of
                                       Fitzgerald and First State Bank of
                                       Fitzgerald

Lee Phillip Liles                  47  Agency Manager - Georgia Farm
                                       Bureau Mutual Insurance Co.

L. Wayne Lowrey                    40  President and CEO of the Company
                                       and the Bank

Steven L. Mitchell                 39  President - Mitchell Bros. Timber
                                       Co.

James A. Parrott, II               57  Owner - Standard Supply Co. &
                                       Building Materials, Inc.

Jack F. Paulk                      47  Agency Field Executive - State
                                       Farm Insurance

George M. Ray                      50  Executive Vice President & Senior
                                       Credit Officer for the Bank

Robert E. Sherrell                 60  Attorney - Jay, Sherrell & Smith



              Name                Age              Occupation
--------------------------------  ---  -----------------------------------
John Edward Smith, III             48  Attorney - Jay, Sherrell & Smith



    Each of the directors serves a term of one year and is subject to reelection at the Company's Annual Meeting of Shareholders.


    Prior to becoming President and Chief Executive Officer of the Company and the Bank, Mr. Lowrey was President of Bank South - Fitzgerald from April 1995 until 1996. He was employed by Bank South from 1986 until 1996.

    Mr. Ray was employed as Executive Vice President and Senior Credit Officer of the Bank of Villa Rica from June 1993 until February of 1996 when he came to the Bank. From 1968 until 1993, Mr. Ray was employed by NationsBank of Georgia, N.A. (and its predecessors) in various capacities.


Item 6.      Executive Compensation.

                 Summary of Cash and Certain Other Compensation

    The following table provides certain summary information concerning compensation paid or accrued by the Company or its subsidiary to or on behalf of its President and Chief Executive Officer for the fiscal year ended December 31, 1996:

                              Annual Compensation
                              --------------------

                                                                  Long Term Compensation
                                                                -------------------------
        Name and                                  Other Annual    Options      All Other
   Principal Position    Year    Salary    Bonus  Compensation  Granted (#)  Compensation
------------------------ ----  ----------  -----  ------------  ----------   ------------
L. Wayne Lowrey,         1996  $60,585/*/     0         0           0              0
 President and
 Chief Executive Officer


/*/  From April 19, 1996 through December 31, 1996.


Item 7.      Certain Relationships and Related Transactions.

      The Company's directors and executive officers, their immediate family members and certain companies and other entities associated with them, have been customers of and have had banking transactions with the Bank and are expected to continue such relationships with the Bank in the future. As of July 15, 1997, the aggregate outstanding balance of all such loans was approximately $1,848,906.75 or approximately 28% of shareholders' equity. In the opinion of the Company's management, the extensions of credit made by the Bank to such individuals, companies and entities since the Bank began operations (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and (c) did not involve more than a normal risk of collectibility or present other unfavorable features.


Item 8.      Description of Securities

                                    General
                                    -------

      The Company is authorized to issue 10,000,000 shares of Common Stock, $1.00 par value, the Company has 664,097 shares of Common Stock, which were held by 636 shareholders of record. All outstanding shares of Common Stock are fully paid and nonassessable. The following description of the Common Stock is qualified in its entirety by reference to the Articles of Incorporation of the Company, filed as an Exhibit to this Registration Statement on Form 10-SB. See "Part III - Index to Exhibits."

                                   Dividends
                                   ---------

      Holders of Common Stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefor. Dividends may be paid in cash, property or shares of Common Stock, unless the Company is insolvent or the dividend payment would render it insolvent.

      The Company's ability to pay dividends depends upon the earnings and financial condition of the Bank and certain legal requirements. The Board of Governors of the Federal Reserve System has stated that bank holding companies should not pay dividends except out of current earnings and unless the prospective rate of earnings retention by the Company appears consistent with its capital needs, asset quality and overall financial condition. See "Part I -
Item 1 - Description of Business - Supervision and Regulation."

      The Bank may pay dividends to the Company provided that the payment is not prohibited by the Bank's Article of Incorporation and will not render the Bank insolvent. In addition, the Georgia Financial Institutions Code and the regulations promulgated thereunder by the Georgia Department further provide (a) that dividends of cash or property may be paid only out of the Bank's retained earnings; (b) that dividends may not be paid if the Bank's paid-in capital and retained earnings which are set aside for dividend payment and other distributions do not, in combination, equal at least 20% of the Bank's capital stock, and (c) that dividends may not be paid without prior approval of the Georgia Department if (i) the Bank's total classified assets at its most recent examination exceed 80% of its equity capital, (ii) the aggregate amount of dividends to be declared exceeds 50% of the Bank's net profits after taxes but before dividends for the previous calendar year, or (iii) the ratio of the Bank's equity capital to total adjusted assets is less than 6%.

      The Bank is not currently permitted to pay dividends.

                              No Preemptive Rights
                              --------------------

      The holders of Common Stock do not have preemptive rights. This permits the Board of Directors of the Company to utilize the authorized and unissued shares of the Common Stock as it determines to be in the best interests of the Company and its shareholders. Since the Board could issue shares of Common Stock to raise additional equity capital and for other proper corporate purposes, the absence of preemptive rights could result in dilution of a shareholder's interest in the Company. Any issuance of shares, however, would have to be approved by the Company's Board.

                                 Voting Rights
                                 -------------

      The holders of Common Stock are entitled to one vote per share on all matters presented for action by shareholders, including election of directors, and do not have cumulative voting rights.

                                 Other Matters
                                 -------------

      Upon the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, and after the payment in full of debts and other liabilities, holders of the Common Stock are entitled to share ratably in all remaining assets. The Common Stock is not subject to liability for further calls or to assessments by the Company and is not subject to redemption, sinking fund or conversion provisions.

                                    PART II


Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Shareholder Matters.

      The Common Stock is not traded on an established trading market. As a result, sales prices known to the Company do not necessarily reflect the price that would be paid for the Common Stock in an active market. There have been no trades in the Company's Common Stock since the Company exchanged shares of its Common Stock with the shareholders of the Bank for Bank Common Stock. See "Part I - Item 1 - Description of Business."

      The Company had 636 shareholders of record on June 30, 1997.

      To date, the Company has not paid any cash dividends. It is the current policy of the Company to retain earnings to permit future expansion if deemed desirable. As a result, the Company has no current plan to initiate the payment of cash dividends, and its future dividend policy will depend on the Bank's earnings, capital requirements, financial condition and other factors considered relevant by the Board of Directors of the Company. See "Part I - Item 8 - Description of Securities."


Item 2.   Legal Proceedings.

      There are no material pending proceedings to which the Company is a party or of which any of its properties are subject; nor are there material proceedings known to the Company to be contemplated by any governmental authority; nor are there material proceedings known to the Company, pending or contemplated, in which any director, officer or affiliate or any principal security holder of the Company, or any associate of the foregoing, is a party or has an interest adverse to the Company.


Item 3.  Changes in and Disagreements With Accountants.

      None.


Item 4.  Recent Sales of Unregistered Securities.


      In connection with the incorporation of the Company on October 15, 1996, the Company issued one share of Common Stock to Wayne Lowrey, President and Chief Executive of the Company. The Common Stock so issued was not registered under the Securities Act of 1933, as amended (the "1993 Act"), nor under the Georgia Securities Act of 1973, as amended (the "Georgia Securities Act"), in reliance on exemptions thereunder provided by Section 4(2) of the 1933 Act and Section 10-5-9(13) of the Georgia Securities Act. Such share was redeemed in connection with the consummation of the Plan of Reorganization.

      Pursuant to the Plan of Reorganization, dated October 25, 1996, by and among the Company, the Bank and Interim, the shareholders of the Bank exchanged their shares for Company Common Stock. Company Common Stock issued pursuant to the Plan of Reorganization was not registered under the 1933 Act, nor under the Georgia Securities Act, in reliance upon exemptions from registration thereunder provided by Section 3(a)(12) of the 1933 Act and Section 10-5-9(12) of the Georgia Securities Act.

Item 5.  Indemnification of Directors and Officers.

                            Limitation of Liability
                            -----------------------


      The Company's Articles of Incorporation, subject to certain exceptions, eliminate the potential personal liability of a director for monetary damages to the Company or its shareholders for breach of a duty as a director. There is no elimination of liability for (a) a omission not in good faith or involving intentional misconduct or a knowing violation of law; (c) a transaction from which the director derives an improper personal benefit; or (d) as to the types of liability set forth in Section 14-2-832 of the Georgia Business Corporation Code dealing with unlawful distribution of corporate assets to shareholders.
The Company's Articles of Incorporation do not eliminate or limit the right of the Company or its shareholders to seek injunctive or other equitable relief not involving monetary damages.

      The foregoing provision was included in the Company's Articles of Incorporation to encourage qualified individuals to serve and remain as directors of the Company. While the Company has not experienced any problems in locating and retaining directors to date, it could experience difficulty in the future if the Company's business activities increase and diversify. The foregoing provision was included also to enhance the Company's ability to secure liability insurance for its directors at a reasonable cost. The Board of Directors believes that the limitation of liability provision enables the Company to secure such insurance on terms more favorable than if such a provision were not included in its Articles of Incorporation. The Articles of Incorporation of the Company are filed as an Exhibit to this Registration Statement on Form 10-SB. See "Part III - Index to Exhibits."

                                Indemnification
                                ---------------

      The indemnification provisions in the Company's Bylaws provide that the Company has the power to indemnify under certain circumstances persons who are parties to any civil, criminal, administrative or investigative action, suit or proceeding, by reason of the fact that such person was or is a director, officer, employee or agent of the Company. Except as noted below, these persons would be indemnified against expenses (including, but not limited to, attorney's fees and court costs) and against any judgments, fines and amounts paid in settlement, actually and reasonably incurred by them. These persons may also be entitled to have the Company advance any such expenses prior to the final disposition of the proceeding, provided they agree to repay the Company if it is ultimately determined that they are not entitled to indemnification. In general, the Company has the power to indemnify a director, officer, employee or agent if the Board of Directors determines the individual acted in a manner he or she believed in good faith to be in or not opposed to the best interests of the Company and, in the case of a criminal proceeding, if he or she had no reasonable cause to believe his or her conduct was unlawful. The Bylaws of the Company are filed as an Exhibit to this Registration Statement on Form 10-SB. See "Part III - Index to Exhibits."

      The Company is not aware of any material pending or threatened action, suit or proceeding involving any of its directors, officers, employees or agents for which indemnification from the Company or the Bank may be sought.

                              CBC HOLDING COMPANY

                             FINANCIAL STATEMENTS
                        SIX MONTHS ENDED JUNE 30, 1997

                    U. S. SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549
                                  FORM 10-QSB




[X] Quarterly report under Section 13 or 15 (d) of the Securities Exchange Act of 1934

      For the quarterly period ended    June 30, 1997
                                     ------------------------------------


[ ]  Transition report under Section 13 or 15 (d) of the Exchange Act

      For the transition period from                    to
                                    --------------------  --------------------

Commission file number       0-22451
                      --------------------

                                 CBC  HOLDING COMPANY
--------------------------------------------------------------------------------
       (Exact Name of Small Business Issuer as Specified in Its Charter)


           GEORGIA                              APPLIED FOR
 ------------------------------          -----------------------
(State or Other Jurisdiction of              (I.R.S. Employer
Incorporation or Organization)              Identification No.)



                  102 West Roanoke Drive, Fitzgerald, GA 31750
                 -----------------------------------------------
                    (Address of Principal Executive Offices)



                                (912) 423-4321
                ------------------------------------------------
                (Issuer's Telephone Number, Including Area Code)



                                 Not Applicable
   --------------------------------------------------------------------------
   (Former Name, Former Address and Former Fiscal Year, if Changed Since Last
                                    Report)


      Check whether the issuer: (1) filed all reports required to be filed by
Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   X        No
     ----         ----



                      APPLICABLE ONLY TO CORPORATE ISSUERS


      State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date: Common Stock $1 par value,
                                                  --------------------------
664,097 shares outstanding at June 30, 1997
--------------------------------------------


Transitional Small Business Disclosure Format (check one):

Yes         No   X
     ----      -----

PART I  - FINANCIAL INFORMATION


ITEM 1.    FINANCIAL STATEMENTS

The following financial statements are provided for CBC Holding Company and the subsidiary bank, Community Banking Company of Fitzgerald.


      A. Consolidated Balance Sheets - June 30, 1997 and December 31, 1996.

      B. Consolidated Statements of Income - For the Six Months Ended June 30, 1997 and the Period Ended June 30, 1996 and For the Three Months Ended June 30, 1997.

      C. Consolidated Statements of Cash Flows - For the Six Months Ended June 30, 1997 and the Period Ended June 30, 1996.

The consolidated financial statements furnished have not been examined by independent certified public accountants, but reflect, in the opinion of management, all adjustments necessary for a fair presentation of the results of operations for the periods presented.

The results of operations for the six month period ended June 30, 1997 are not necessarily indicative of the results to be expected for the full year.

Since the company began operations on April 18, 1996, the statement of income for the period ended June 30, 1996 reflects operations from April 18, 1996 to June 30, 1996. This period is provided in lieu of comparative statements for the three month and six month periods ended June 30, 1996.

CBC HOLDING COMPANY
BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                       (UNAUDITED)
                                                                      As of June 30,    As of December 31,
                                                                           1997              1996
-----------------------------------------------------------------------------------------------------
ASSETS

 Cash and due from banks                                                $ 1,934,936       $ 1,955,359
 Federal funds sold                                                               -         5,050,000
-----------------------------------------------------------------------------------------------------
  Total cash and cash equivalents                                         1,934,936         7,005,359
-----------------------------------------------------------------------------------------------------
 Securities available for sale, at fair  value                           17,406,176        17,900,701
 Loans, net of unearned income                                           28,111,684        23,537,462
 Allowance for loan losses                                                 (374,828)         (359,146)
-----------------------------------------------------------------------------------------------------
   Loans, net                                                            27,736,856        23,178,316
-----------------------------------------------------------------------------------------------------
 Bank premises and equipment, less accumulated depreciation               2,144,210         2,156,655
 Accrued interest receivable                                                621,500           548,427
 Intangible assets, net of amortization                                   2,656,290         2,565,772
 Other assets and accrued income                                            185,415           324,993
-----------------------------------------------------------------------------------------------------
     TOTAL ASSETS                                                       $52,685,383       $53,680,223
=====================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
 Deposits:
  Non-interest bearing demand deposits                                  $ 5,105,622       $ 5,148,136
  Interest-bearing demand deposits                                       11,464,131        11,291,918
  Savings deposits                                                        2,529,428         2,490,421
  Time deposits  $100,000 or more                                         5,641,448         6,240,653
  Other time deposits                                                    20,514,000        21,489,972
-----------------------------------------------------------------------------------------------------
   Total deposits                                                        45,254,629        46,661,100

 Accrued interest payable                                                   215,927           330,532
 Federal funds purchased                                                    460,000                 -
 Other liabilities and accrued expenses                                     159,128           133,549
 Other borrowings                                                            35,000                 -
-----------------------------------------------------------------------------------------------------
   Total liabilities                                                     46,124,684        47,125,181
-----------------------------------------------------------------------------------------------------

 Shareholders' Equity:
  Common stock, $1.00 par, authorized 10,000,000 shares, issued
   and outstanding 664,097 shares                                           664,097           664,097
  Paid-in capital surplus                                                 5,976,873         5,976,873
  Accumulated deficit                                                       (98,360)         (110,439)
  Unrealized holding losses on available for sale securities, net
   of tax                                                                    18,089            24,511
-----------------------------------------------------------------------------------------------------
   Total shareholders' equity                                             6,560,699         6,555,042
-----------------------------------------------------------------------------------------------------
     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                         $52,685,383       $53,680,223
=====================================================================================================

CBC HOLDING COMPANY
STATEMENTS OF INCOME
--------------------------------------------------------------------------------

                                                           (UNAUDITED)     (Unaudited)    (Unaudited)
                                                            Six Months    Period Ended   Three Months
                                                          Ended June 30,    June 30,     Ended June 30,
                                                               1997           1996           1997
------------------------------------------------------------------------------------------------------
INTEREST INCOME:
 Interest and fees on loans                                  $1,212,236        $411,586       $630,311
 Interest on  federal funds sold                                 57,184         200,158         19,312
 Interest on securities - U.  S. Governmental agencies          568,599         168,775        281,137
  and corporations
------------------------------------------------------------------------------------------------------
   Total interest income                                      1,838,019         780,519        930,760
------------------------------------------------------------------------------------------------------

INTEREST EXPENSE:
 Interest on NOW and money market deposits                      145,349          54,908         71,970
 Interest on savings deposits                                    36,694          14,111         18,559
 Interest on time deposits                                      804,733         311,895        400,781
 Other interest expense                                           3,618           7,784          1,891
------------------------------------------------------------------------------------------------------
   Total interest expense                                       990,394         388,698        493,201
------------------------------------------------------------------------------------------------------
  Net interest income before loan losses                        847,625         391,821        437,559
  Less - provision for loan losses                               21,000               -         10,500
------------------------------------------------------------------------------------------------------
   Net interest income after provision for loan losses          826,625         391,821        427,059
------------------------------------------------------------------------------------------------------
OTHER OPERATING INCOME:
 Service charges on deposit accounts                            117,362          33,024         56,954
 Other service charges, commissions and fees                     23,426          12,167         13,104
 Other income                                                     4,257           7,079          2,114
------------------------------------------------------------------------------------------------------
   Total other operating income                                 145,045          52,270         72,172
------------------------------------------------------------------------------------------------------
OTHER OPERATING EXPENSES:
 Salaries                                                       341,873         154,542        170,438
 Employee benefits                                               87,391          36,925         41,625
 Net occupancy expenses                                          86,723          21,883         47,413
 Equipment rental and depreciation of equipment                  60,646          21,001         30,338
 Amortization                                                   110,282          43,727         55,142
 Other expenses                                                 266,453         141,160        147,713
------------------------------------------------------------------------------------------------------
   Total other operating expenses                               953,368         419,238        492,669
------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                       18,302          24,853          6,562

 Less - provision for income taxes                                6,223           8,472          2,226
------------------------------------------------------------------------------------------------------

NET INCOME                                                   $   12,079        $ 16,381       $  4,336
======================================================================================================

INCOME PER SHARE  - based on weighted average
 outstanding shares of, 664,097                              $     0.02        $   0.02       $   0.01
======================================================================================================


Note: Since the company began operations on April 18, 1996, the statement of income for the period ended June 30, 1996 reflects operations from April 18, 1996 to June 30, 1996. Information for this period is provided as comparative statements for both the three month and six month periods ended June 30, 1996.

CBC HOLDING COMPANY
STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                      (UNAUDITED)      (Unaudited)
                                                                   SIX MONTHS ENDED     Period Ended
                                                                       June 30,           June 30,
                                                                         1997               1996
-----------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                                             $    12,079      $     16,381

 Adjustments to reconcile net loss to net cash used in operating activities:
  Provision for loan losses                                                  21,000                 -
  Depreciation                                                               59,455            20,420
  Amortization of intangible assets                                         110,282            43,727
  Changes in accrued income and other assets                                (56,318)         (467,590)
  Changes in accrued expenses and other liabilities                          36,116             7,036
-----------------------------------------------------------------------------------------------------
   Net cash used in operating activities                                    182,614          (380,026)
-----------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Net change in loans made to customers                                   (2,341,042)       (2,558,173)
 Net change in available for sale securities                                833,146       (14,181,485)
 Purchases of property and equipment                                        (56,428)          314,787
 Proceeds from issuance of short term borrowings and federal
  funds purchased                                                           470,000                -
-----------------------------------------------------------------------------------------------------
   Net cash used in investing activities                                 (1,094,324)      (16,424,871)
-----------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from issuance of common stock                                           -         6,640,970
 Assumption of deposits on acquisition, net of reduction for
  purchased assets                                                                -        17,828,165
 Net change in demand and savings accounts                                  694,744         2,254,260
 Net change in other time deposits                                       (1,271,916)          145,624
-----------------------------------------------------------------------------------------------------
   Net cash provided by (used in) financing activities                     (577,172)       26,869,019
-----------------------------------------------------------------------------------------------------

NET INCREASE(DECREASE)  IN CASH AND CASH EQUIVALENTS                     (1,488,882)       10,064,122
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                            3,423,818                 -
-----------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                                $ 1,934,936      $ 10,064,122
=====================================================================================================

CBC HOLDING COMPANY
NOTES TO FINANCIAL STATEMENTS
SIX MONTHS ENDED JUNE 30, 1997
-------------------------------------------------------------------------------

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   ------------------------------------------

  The accounting and reporting policies of CBC Holding Company conform with generally accepted accounting principles and practices within the banking industry. The policies that materially affect financial position and the results of operations are summarized as follows:

  1.  REPORTING ENTITY - CBC Holding Company (the "Company") was incorporated as
      ----------------
      a Georgia corporation on October 15, 1996 for the purpose of acquiring all of the issued and outstanding shares of common stock of Community Banking Company of Fitzgerald (the "Bank"). The Company became the holding company of the Bank pursuant the Plan of Reorganization, dated October 25, 1996, by and among the Company, the Bank and Interim Fitzgerald Company, a wholly-owned subsidiary of the Company ("Interim"). Pursuant to the terms of the Plan of Reorganization, Interim merged with and into the Bank and the shareholders of the Bank received one share of Company common stock for each share of Bank common stock.

      On March 31, 1997, the Company acquired Community Banking Company of Fitzgerald in a business combination accounted for as a pooling of interests. Community Banking Company of Fitzgerald which engages in banking, became a wholly owned subsidiary of the Company through the exchange of 664,097 shares of the Company's common stock for all of the outstanding stock of Community Banking Company of Fitzgerald. The accompanying financial statements for the six months ended June 30, 1997 are based on the assumption that the companies were combined for the full year, and the financial statements of prior years have been restated to give effect to the combination.

  2.  SECURITIES - The classification of securities is determined at the date of
      ----------
      purchase. Gains or losses on the sale of securities are recognized on a specific identification basis.

      Securities available for sale, primarily debt securities, are recorded at fair value with unrealized gains or losses (net of tax effect) excluded from earnings and reported as a component of shareholders' equity. Securities available for sale will be used as a part of the Corporation's interest rate risk management strategy and may be sold in response to changes in interest rates, changes in prepayment risk, and other factors. Investment securities, primarily debt securities, are stated at cost, net of the amortization of premium and the accretion of discount. The Company intends and has the ability to hold such securities on a long-term basis or until maturity.

      The market value of securities is generally based on quoted market prices. If a quoted market price is not available, market value is estimated using quoted market prices for similar securities.

  3.  LOANS AND INTEREST INCOME - Loans are stated at the amount of unpaid
      -------------------------
      principal, reduced by net deferred loan fees, unearned discount, and a
      valuation allowance for possible loan losses.    Interest on simple
      interest installment loans and other loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. Loans are generally placed on nonaccrual status when full payment of principal or interest is in doubt, or when they are past due 90
      days as to either principal or interest.   Senior management may grant a
      waiver from nonaccrual status if a past due loan is well secured and in process of collection. A nonaccrual loan may be restored to accrual status when all principal and interest amounts contractually due, including arrearages, are reasonably assured of repayment within a reasonable period, and there is a sustained period of performance by the borrower in accordance with the contractual terms of the loan. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

  4.  ALLOWANCE FOR LOAN LOSSES - The allowance for loan losses is available to
      -------------------------
      absorb losses inherent in the credit extension process. The entire allowance is available to absorb losses related to the loan and lease portfolio and other extensions of credit, including off-balance sheet credit exposures. Credit exposures deemed to be uncollectible are charged against the allowance for loan losses. Recoveries of previously charged-off amounts are credited to the allowance for loan losses.

      The adequacy of the allowance for loan losses is reviewed regularly by management. Additions to the allowance for loan losses are made by charges to the provision for loan losses. On a quarterly basis, a comprehensive review of the adequacy of the allowance for loan losses is

CBC HOLDING COMPANY
NOTES TO FINANCIAL STATEMENTS
SIX MONTHS ENDED JUNE 30, 1997
-------------------------------------------------------------------------------

      performed. This assessment is made in the context of historical losses, as well as existing economic conditions.

      Management believes that the allowance for possible loan losses is adequate. While management uses available information to recognize losses on loans and other real estate, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the bank's allowance for possible loan losses. Such agencies may require the bank to recognize additions to the allowance based on their judgement of information available to them at the time of their examination.

      In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in an operating cycle of one year relate to the determination of the allowance for possible loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for possible loans losses and real estate owned, management obtains independent appraisals for significant properties.

      In 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" (SFAS 114), which was amended in 1994 by Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure" (SFAS 118). These standards address the accounting for certain loans when it is probable that all amounts due pursuant to the contractual terms of the loan will not be collected. The Bank evaluates a loan for impairment when it is placed on non-accrual status and all or a portion is internally risk rated as substandard or doubtful. Individually identified impaired loans are measured based on the present value of payments expected to be received, using the historical effective loan rate as the discount rate. Loans that are to be foreclosed or that are solely dependent on the collateral for repayment may alternatively be measured based on the fair value of the collateral for such loans. Measurement may also be based on observable market prices. If the recorded investment in the loan exceeds the measure of fair value, a valuation allowance is established as a component of the allowance for loan losses. These standards do not apply to larger groups of smaller-balance, homogenous loans and therefore are principally relevant to commercial loans. For purposes of applying these standards, the Bank considers consumer loans and other collateral based loans of less than $41,000 to be smaller-balance, homogeneous loans.

  5.  PREMISES AND EQUIPMENT - Premises and equipment are stated at cost, less
      ----------------------
      accumulated depreciation. Depreciation is charged to operating expenses over the estimated useful lives of the assets and is computed on the straight-line method. Costs of major additions and improvements are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred. Gains or losses from disposition of property are reflected in operations and the asset account is reduced.

  6.  OTHER REAL ESTATE OWNED -  Other real estate owned, acquired principally
      -----------------------
      through foreclosure, is stated at the lower of cost or net realizable value. Loan losses incurred in the acquisition of these properties are charged against the allowance for possible loan losses at the time of foreclosure. Subsequent write-downs of other real estate owned are charged against the current period's expense.

  7.  INCOME TAXES - The liability method of accounting is used for income
      ------------
      taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of existing differences between financial reporting and tax reporting bases of assets and liabilities, as well as for operating losses and tax credit carry-forwards, using enacted laws and rates. Deferred tax expense represents the net change in the deferred tax asset or liability balance during the year. This amount, together with income taxes currently payable or refundable for the current year, represents the total income tax expense for the year.

  8.  CASH AND CASH EQUIVALENTS - For purposes of reporting cash flows, cash and
      -------------------------
      cash equivalents include cash on hand, amounts due from banks, highly

CBC HOLDING COMPANY
NOTES TO FINANCIAL STATEMENTS
SIX MONTHS ENDED JUNE 30, 1997
-------------------------------------------------------------------------------

      liquid debt instruments purchased with an original maturity of three months or less, and federal funds sold. Generally, federal funds are purchased and sold for one-day periods. Interest bearing deposits in other banks with original maturities of less than three months are included.

  9.  USE OF ESTIMATES - The preparation of financial statements in conformity
      ----------------
      with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B. REGULATORY MATTERS
   ------------------

  The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

  Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of June 30, 1997, the Bank meets all capital adequacy requirements to which it is subject. As of June 30, 1997, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

  The Bank's actual capital amounts and ratios are also presented in the Table.

                                                                                                  To Be Well Capitalized
                                                            For Capital                           Under Prompt Corrective
                                 Actual                  Adequacy Purposes                           Action Provisions
                          -----------------    --------------------------------------    -----------------------------------------

                            Amount    Ratio    Amount                  Ratio              Amount               Ratio
                          ---------   -----   ---------  -----------------------------   ---------  ------------------------------
As of June 30, 1997
  Total Capital To
(Risk Weighted Assets)    4,446,000   13.9%   2,566,000  (equal to or greater than)8.0%  3,208,000  (equal to or greater than)10.0%

Tier I Capital To
   (Risk-Weighted Assets) 4,071,000   12.7%   1,283,000  (equal to or greater than)4.0%  1,925,000  (equal to or greater than) 6.0%

Tier I Capital To
   (Average Assets)       4,071,000   8.08%   2,016,000  (equal to or greater than)4.0%  2,520,000  (equal to or greater than) 5.0%


                                                                                                  To Be Well Capitalized
                                                            For Capital                           Under Prompt Corrective
                                 Actual                  Adequacy Purposes                           Action Provisions
                          -----------------    --------------------------------------    -----------------------------------------

                            Amount    Ratio    Amount                  Ratio              Amount               Ratio
                          ---------   -----   ---------  -----------------------------   ---------  ------------------------------
As of June 30, 1996
  Total Capital To
(Risk Weighted Assets)    4,323,000   16.3%   2,121,000  (equal to or greater than)8.0%  2,652,000  (equal to or greater than)10.0%

Tier I Capital To
   (Risk-Weighted Assets) 3,964,000   14.9%   1,064,000  (equal to or greater than)4.0%  1,596,000  (equal to or greater than) 6.0%

Tier I Capital To
   (Average Assets)       3,964,000   7.74%   2,048,000  (equal to or greater than)4.0%  2,560,000  (equal to or greater than) 5.0%


ITEM 2. Management's Discussion and Analysis of Financial Condition and results of Operation

GENERAL

 The Bank was incorporated on January 19, 1996 (the "Inception Date"). From the inception date to April 18, 1996, the Bank's principal activities related to its organization, the conducting of its initial public offering, the pursuit of approvals from the Georgia Department and the FDIC of its application to charter the Bank.

 On April 18, 1996, the Bank completed its offering of shares of the Bank's common stock by receiving subscriber deposits for 664,097 shares at $10.00 per
 share.   The Bank was capitalized with $3,320,485 of common stock, par value
 $5.00 per share and $3,154,461 of paid-in capital and a reserve for initial operating losses of $166,024, as required by the DBF.

 On April 19, 1996, the Bank commenced operations after receiving all regulatory approvals and insurance on its deposits from the FDIC.

 On October 25, 1996, the Bank entered into a Plan of Reorganization with the Company and Interim Fitzgerald Company, a wholly-owned subsidiary of the Company ("Interim"). Pursuant to the terms of the Plan of Reorganization, Interim merged with and into the Bank (the "Merger") and the shareholders of the Bank exchanged their shares of Bank common stock for Company common stock. As a result of the Merger, the Company became the sole shareholder of the Bank, effective March 31, 1997.

 Management's discussion which follows relates to the Bank. As the Bank began operations in the second quarter of 1996, we believe that a comparison of the period ended December 31, 1996 and the six months ended June 30, 1997 provide a better understanding of the Banks financial condition and results of operation.

FINANCIAL CONDITION

 At December 31, 1996, the Company had concluded eight months of banking operations with $53,680,223 in total assets and for the six months ended June 30, 1997 total assets had decreased 1.85% to $52,685,383. At December 31, 1996, total deposits had grown to $46,661,100 and total loans had grown to $23,537,462. This represented a loan to deposit ratio at year end of 50.4%. For the six months ended June 30, 1997, total deposits had decreased 3.01%to $45,254,629 and total loans had grown 19.43% to $28,111,684. This represented a loan to deposit ratio at June 30, 1997 of 62.12%.

 Capital

 At June 30, 1997 and December 31, 1996, the Bank's capital position was well in excess of FDIC guidelines to meet the definition of "well- capitalized". Based on the level of the Bank's risk weighted assets at June 30, 1997 and December 31, 1996, the Bank had $1.2 million more capital than necessary to satisfy the "well-capitalized" criteria. The Bank's capital adequacy is monitored quarterly by the Bank's Asset/Liability Committee, as asset and liability growth, mix and pricing strategies are developed.

 Liquidity

 The Bank's internal and external liquidity resources are considered by management to be adequate to handle expected growth and normal cash flow demands from existing deposits and loans. At December 31, 1996, the securities available for sale had grown from $0 at April 18, 1996 (date of acquisition) to $17,900,701. For the six months ended June 30, 1997, the securities available for sale had decreased 2.76% to $17,406,176. The Bank had no securities classified as held to maturity as of June 30, 1997 and December 31, 1996. Federal funds sold were $5,050,000 at year-end, down from $23,828,875 at April 18, 1996 (the acquisition date) due to investing of these funds in investment securities. At June 30, 1997, federal funds sold were $-0-.

 Current deposits provide the primary liquidity resource for loan disbursements and Bank working-capital. Despite the anticipated losses in the first years of operations, the Bank expects earnings from loans and investments and other banking services as well as the current loan to deposit position to provide sufficient liquidity for both the short and long term. The Bank intends to manage its loan growth such that deposit flows will provide the primary funding for all loans as well as cash reserves for working capital and short to intermediate term marketable investments.

 Results of Operations

 The Company's results of operations are determined by its ability to effectively manage interest income and expense, to minimize loan and investment losses, to generate non-interest income and to control non-interest expense. Since interest rates are determined by market forces and economic conditions beyond the control of the Company, the ability to generate interest income is dependent upon the Bank's ability to obtain an adequate spread between the rate earned on earning assets and the rate paid on interest-bearing liabilities. Thus, a key performance measure for net interest income is the interest margin or net yield, which is taxable-equivalent net interest income divided by average earning assets.

 The Bank had a net loss of $110,439 ($0.17 per share) from the date it began operations to December 31,1996. For the six months ended June 30, 1997 the Company had net income of $12,079 ($0.018 per share).

 The 1996 loss represents the first eight months of operations of the Bank. For the period ended December 31, 1996, interest income from loans and investments, including loan fees of $37,793, was $2,582,714, representing a yield of 7.80% on average earning assets of $47,274,610. Interest expense was $1,379,152, representing a cost of 4.86% on average interest bearing liabilities of $40,510,592. Net interest income was $1,203,562, producing a net yield of 3.61% on average earning assets.

 For the six months ended June 30, 1997, interest income from loans and investments, including loan fees of $29,947, was $1,838,019, representing a yield of 7.91% on average earning assets of $46,451,681. Interest expense was $990,394, representing a cost of 4.30% on average interest bearing liabilities of $46,098,116. Net interest income was $847,625, producing a net yield of 3.65% on average earning assets.

 The provision for loan losses for the six months ended June 30, 1997 and the period ended December 31, 1996 and was $10,500 and $21,000, respectively.
 Total loan charge-offs were $11,464 and $47,125 for the six months ended June 30, 1997 and the period ended December 31, 1996, respectively, and were related to the Bank's consumer loan portfolio. At June 30, 1997 and December 31, 1996, the Bank had no loans past due 90 days or more. At June 30, 1997 and December 31, 1996, the Bank had non-accrual loans of $7,514 and $0, respectively . The allowance for loan losses at June 30, 1997 and December 31, 1996 was $371,828 and $359,146, respectively. This represents 1.32% and 1.53% of total loans at June 30, 1997 and December 31, 1996, respectively.

 Management takes a number of factors into consideration when determining the additions to be made to the loan loss allowance. Since the Bank is approaching the end of its first year of operations, it does not have a sufficient history of portfolio performance on which to base additions. Accordingly, additions to the reserve are primarily based on maintaining a ratio of the allowance for loan losses to total loans in a range of 1.00% to 1.50%. This is based on national peer group ratios and Georgia ratios which reflect average ratios of
 0.99% (national peer) and 1.50% (Georgia).   Under this methodology, charge-
 offs will increase the amount of additions to the allowance and recoveries will reduce additions.

 In addition, management performs an on-going loan review process. All new loans are risk rated under loan policy guidelines. On a monthly basis, the composite risk ratings are evaluated in a model which assesses the adequacy of the current allowance for loan losses, and this evaluation is presented to the
 Board of Directors each month.   Large loans are reviewed periodically.  Risk
 ratings may be changed if it appears that new loans may not have received the proper initial grading or, if on existing loans, credit conditions have improved or worsened.

 As the Bank matures, the additions to the loan loss allowance will be based more on historical performance, the detailed loan review and allowance adequacy evaluation.

 The Bank's policy is to place loans on non-accrual status when it appears that the collection of principal and interest in accordance with the terms of the loan is doubtful. Any loan which becomes 90 days past due as to principal or interest is automatically placed on non-accrual.

 Non-interest income for the six months ended June 30, 1997 and the period ended December 31, 1996 was $145,045 and $179,597, respectively. This consisted primarily of service charges on deposit accounts which were $117,362 for the six months ended June 30, 1997 and $136,456 the period ended December 31, 1996 and credit life and disability insurance premium income which was $11,863 for the six months ended June 30, 1997 and $14,054 for the period ended December 31, 1996. Service charges on deposit accounts are evaluated annually against service charges from other banks in the local market and against the Bank's own cost structure in providing the deposit services. This income should grow with the growth in the Bank's demand deposit account base. The credit life and disability insurance premium income is sold primarily on consumer installment debt and should grow with the growth in the Bank's consumer loan portfolio.

 Non-interest expenses for the six months ended June 30, 1997 and the period ended December 31, 1996 was $953,368 and $1,530,367, respectively. This consisted primarily of salaries and benefits which were $429,264 for the six months ended June 30, 1997 and $635,297 for the period ended December 31, 1996. Other major expenses included in non-interest expense for the six months ended June 30, 1997 included amortization of $110,282, supplies of $19,042, data processing of $34,135, and professional fees of $23,977. Other major expenses included in non-interest expense for the period ended December 31, 1996 included amortization of $153,706, supplies of $85,728, data processing of $57,749, and professional fees of $85,121.

 Interest Rate Sensitivity

 Improvement in earnings of the Bank depend upon continued earning asset growth, good asset quality and a relatively stable economic environment. Management feels it is reasonable for the Bank to continue to experience steady earning asset growth as long as interest rates remain relatively stable. The Bank is asset sensitive (meaning that rising rates tend to be beneficial) in the near and long term and is liability sensitive at the one year time horizon (meaning that falling rates tend to be beneficial) to the Bank's net interest margin.
 If interest rates were to rise in excess of 200 basis points, the Bank could experience improved earnings in the near term, but such a rate increase might significantly reduce the demand for loans in the Bank's local market, thus diminishing the prospects for improved earnings. If interest rates were to fall in excess of 200 basis points, the Bank could experience a short term decline in net interest margin and may even have difficulty retaining maturing certificates of deposit without having to pay above market rates.


PART II - OTHER INFORMATION

Item 1.  Legal Proceedings

         There are no material pending legal proceedings to which the Company is a party or of which any of their property is the subject.

Item 2.  Changes in Securities

         (a) Not Applicable
         (b) Not Applicable

Item 3.  Defaults Upon Senior Securities

         Not Applicable

Item 4.  Submission of Matters to a Vote of Security Holders


         There were no matters submitted to security holders for a vote during the three months ended June 30, 1997.

Item 5.  Other Information

         None

Item 6.  Exhibits and Reports on Form 8-K.

         A. Exhibits - 27.1 Financial Data Schedule
         B. There have been no reports filed on form 8-K for the three months ended June 30, 1997.

                                  SIGNATURES


  In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, there unto duly authorized.


                                        CBC HOLDING COMPANY

Date     8/13/97                        /s/ John T. Croley, Jr.
    --------------------                ------------------------------
                                        JOHN T. CROLEY, JR.
                                        VICE CHAIRMAN / SECRETARY

                              CBC HOLDING COMPANY

                             FINANCIAL STATEMENTS
                       THREE MONTHS ENDED MARCH 31, 1997
                                      AND
                         YEAR ENDED DECEMBER 31, 1996

CBC HOLDING COMPANY
FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 1997
YEAR ENDED DECEMBER 31, 1996
------------------------------------------------------------------------------


                               TABLE OF CONTENTS
                               -----------------


                                                       Page
                                                       -----

ACCOUNTANT'S COMPILATION REPORT......................   1

FINANCIAL STATEMENTS:

  Balance Sheets......................................  2

  Statements of Changes in Shareholders' Equity.......  3

  Statements of Income................................  4

  Statements of Cash Flows............................  5

  Notes to Financial Statements.......................  6


                        ACCOUNTANTS' COMPILATION REPORT



Board of Directors
CBC Holding Company

We have compiled the accompanying balance sheets of CBC Holding Company as of March 31, 1997 and the related statements of income, retained earnings, and cash flows for the three months then ended in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying 1997 financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

The financial statements of Community Banking Company of Fitzgerald for the period ended December 31, 1996, prior to their restatement, were audited by us, and our report thereon dated January 17, 1997 expressed an unqualified opinion on those statements. However, we have not performed any auditing procedures since that date. As discussed in Note A, the 1996 financial statements have been restated for the effects of a business combination accounted for as a pooling of interests.


Thigpen, Jones, Seaton & Co., P.C.
June 30, 1997
Dublin, Georgia

CBC HOLDING COMPANY
BALANCE SHEETS


                                                                                           (Unaudited)     (As Restated) As of
                                                                                          As of March 31,       December 31,
                                                                                                1997                1996
-----------------------------------------------------------------------------------------------------------------------------
Assets

 Cash and due from banks                                                                   $ 1,983,818           $ 1,955,359
 Federal funds sold                                                                          1,440,000             5,050,000
-----------------------------------------------------------------------------------------------------------------------------
  Total cash and cash equivalents                                                            3,423,818             7,005,359
-----------------------------------------------------------------------------------------------------------------------------
 Securities available for sale, at fair value                                               18,239,322            17,900,701
 Loans, net of unearned income                                                              25,777,882            23,537,462
 Allowance for loan losses                                                                    (361,068)             (359,146)
-----------------------------------------------------------------------------------------------------------------------------
   Loans, net                                                                               25,416,814            23,178,316
-----------------------------------------------------------------------------------------------------------------------------
 Bank premises and equipment, less accumulated depreciation                                  2,141,183             2,156,655
 Accrued interest receivable                                                                   534,200               548,427
 Intangible assets, net of amortization                                                      2,520,890             2,565,772
 Organization costs                                                                             23,218                     -
 Other assets and accrued income                                                               346,720               324,993
-----------------------------------------------------------------------------------------------------------------------------
     Total Assets                                                                          $52,646,165           $53,680,223
=============================================================================================================================

Liabilities and Shareholders' Equity
  Deposits:
    Non-interest bearing demand deposits                                                   $ 4,570,328           $ 5,148,136
    Interest-bearing demand deposits                                                        11,416,386            11,291,918
    Savings deposits                                                                         2,417,723             2,490,421
    Time deposits  $100,000 or more                                                          6,082,958             6,240,653
    Other time deposits                                                                     21,344,406            21,489,972
-----------------------------------------------------------------------------------------------------------------------------
     Total deposits                                                                         45,831,801            46,661,100
 Accrued interest payable                                                                      226,923               330,532
 Other liabilities and accrued expenses                                                        112,016               133,549
 Other borrowings                                                                               25,000                  -
-----------------------------------------------------------------------------------------------------------------------------
    Total liabilities                                                                       46,195,740            47,125,181
-----------------------------------------------------------------------------------------------------------------------------

 Shareholders' Equity:
  Common stock, $1.00 par, authorized 10,000,000 shares, issued and outstanding 664,097
   shares                                                                                      664,097               664,097
  Paid-in capital surplus                                                                    5,976,873             5,976,873
  Accumulated deficit                                                                         (102,698)             (110,439)
  Unrealized holding losses on available for sale securities, net of tax                       (87,847)               24,511
-----------------------------------------------------------------------------------------------------------------------------
   Total shareholders' equity                                                                6,450,425             6,555,042
-----------------------------------------------------------------------------------------------------------------------------
     Total Liabilities and Shareholders' Equity                                            $52,646,165           $53,680,223
-----------------------------------------------------------------------------------------------------------------------------

         See Accountants' Compilation Report and Accompanying Notes to
                             Financial Statements

CBC HOLDING COMPANY
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                                     Additional         Retained        Unrealized
                                                                      Paid-in           Earnings       Holding Gains
                                                      Common          Capital         (Accumulated     (Losses) on
                                                      Stock           Surplus           Deficit)        Securities        Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1996                          $           -    $           -   $              -    $         -    $           -

  Issuance of 664,097 shares of common stock          3,320,485        3,320,485                                  -       6,640,970
 Net loss                                                     -                -           (110,439)              -        (110,439)

  Valuation allowance adjustment on securities
   available for sale                                         -                -                  -          24,511          24,511
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                            3,320,485        3,320,485           (110,439)         24,511       6,555,042
 Issuance of 664,097 shares of CBC Holding
      Company common stock                              664,097        5,976,873                  -               -       6,640,970
  Cancellation of 664,097 shares of Community
   Banking Company of Fitzgerald common stock
   pursuant to merger effective March 31, 1997       (3,320,485)      (3,320,485)                 -               -      (6,640,970)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996 As Restated                  664,097        5,976,873           (110,439)         24,511       6,555,042
 Net income                                                   -                -              7,741               -           7,741
 Valuation allowance adjustment on securities
  available for sale                                          -                -                  -        (112,358)       (112,358)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, March 31, 1997 (Unaudited)                 $   664,097      $ 5,976,873          $(102,698)      $ (87,847)    $ 6,450,425
-----------------------------------------------------------------------------------------------------------------------------------

          See Accountants' Compilation Report and Accompanying Notes
                            to Financial Statements

CBC HOLDING COMPANY
STATEMENTS OF INCOME



                                                                                 (Unaudited) Three  (As Restated)
                                                                                    Months Ended    Period Ended
                                                                                      March 31,     December 31,
                                                                                        1997             1996
-----------------------------------------------------------------------------------------------------------------
Interest Income:
 Interest and fees on loans                                                            $581,925       $1,537,091
 Interest on  federal funds sold                                                         37,872          342,546
  Interest on securities - U.  S. Governmental agencies and corporations                287,462          703,077
-----------------------------------------------------------------------------------------------------------------
   Total interest income                                                                907,259        2,582,714
-----------------------------------------------------------------------------------------------------------------
Interest Expense:
 Interest on NOW and money market deposits                                               73,379          192,993
 Interest on savings deposits                                                            18,135           49,242
 Interest on time deposits                                                              403,952        1,125,056
    Other interest expense                                                                1,727           11,861
-----------------------------------------------------------------------------------------------------------------
    Total interest expense                                                              497,193        1,379,152
-----------------------------------------------------------------------------------------------------------------
  Net interest income before loan losses                                                410,066        1,203,562
   Less - provision for loan losses                                                      10,500           21,000
-----------------------------------------------------------------------------------------------------------------
   Net interest income after provision for loan losses                                  399,566        1,182,562
-----------------------------------------------------------------------------------------------------------------
Other Operating Income:
 Service charges on deposit accounts                                                     60,408          136,456
 Other service charges, commissions and fees                                             10,322           32,130
 Other income                                                                             2,143           11,011
-----------------------------------------------------------------------------------------------------------------
   Total other operating income                                                          72,873          179,597
-----------------------------------------------------------------------------------------------------------------
Other Operating Expenses:
 Salaries                                                                               171,435          510,458
 Employee benefits                                                                       45,766          124,239
 Net occupancy expenses                                                                  39,310           82,222
 Equipment rental and depreciation of equipment                                          30,310          103,805
 Amortization                                                                            55,140          153,706
 Other expenses                                                                         118,740          555,937
-----------------------------------------------------------------------------------------------------------------
   Total other operating expenses                                                       460,701        1,530,367
-----------------------------------------------------------------------------------------------------------------
Income (Loss) Before Income Taxes                                                        11,738         (168,208)

 Less - provision for income taxes                                                        3,997          (57,769)
-----------------------------------------------------------------------------------------------------------------
Net Income (Loss)                                                                      $  7,741       $ (110,439)
-----------------------------------------------------------------------------------------------------------------
Income (Loss) Per Share  - based on weighted average outstanding shares of
 664,097                                                                                  $0.01           $(0.17)
-----------------------------------------------------------------------------------------------------------------


          See Accountants' Compilation Report and Accompanying Notes
                            to Financial Statements

CBC HOLDING COMPANY
STATEMENTS OF CASH FLOWS


                                                                                  (Unaudited) Three     (As Restated)
                                                                                    Months Ended        Period Ended
                                                                                      March 31,          December 31,
                                                                                         1997               1996
------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
 Net income (loss)                                                                      $     7,741       $   (110,439)
 Adjustments to reconcile net loss to net cash used in operating activities:
  Provision for loan losses                                                                  10,500             21,000
  Depreciation                                                                               29,727             85,961
  Amortization of intangible assets                                                          55,140            153,706
  Changes in accrued income and other assets                                                (20,874)          (667,199)
  Changes in accrued expenses and other liabilities                                         (87,362)           131,783
------------------------------------------------------------------------------------------------------------------------
   Net cash used in operating activities                                                     (5,128)          (385,188)
------------------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
 Net change in loans made to customers                                                   (2,248,998)        (1,775,150)
 Purchases of available for sale securities                                               1,504,192        (19,400,701)
 Proceeds from maturities of available for sale securities                               (2,013,053)         1,500,000
 Purchases of property and equipment                                                        (14,255)          (365,063)
 Proceeds from issuance of short term borrowings                                             25,000                  -
------------------------------------------------------------------------------------------------------------------------
   Net cash used in investing activities                                                 (2,747,114)       (20,040,914)
------------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
 Proceeds from issuance of common stock                                                           -          6,640,970
 Assumption of deposits on acquisition, net of reduction for purchased assets                     -         17,828,165
 Net change in demand and savings accounts                                                 (526,038)         2,293,341
 Net change in other time deposits                                                         (303,261)           668,985
------------------------------------------------------------------------------------------------------------------------
   Net cash provided by (used in) financing activities                                     (829,299)        27,431,461
------------------------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents                                     (3,581,541)         7,005,359
Cash and Cash Equivalents, Beginning of Year                                              7,005,359                  -
------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents, End of Year                                                  $ 3,423,818       $  7,005,359
=======================================================================================================================

          See Accountants' Compilation Report and Accompanying Notes
                            to Financial Statements

CBC HOLDING COMPANY
NOTES TO FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 1997
YEAR END DECEMBER 31, 1996
-------------------------------------------------------------------------------

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   ------------------------------------------


  The accounting and reporting policies of CBC Holding Company conform with generally accepted accounting principles and practices within the banking industry. The policies that materially affect financial position and the results of operations are summarized as follows:

  1.  Reporting Entity - CBC Holding Company (the "Company") was incorporated as
      ----------------
      a Georgia corporation on October 15, 1996 for the purpose of acquiring all of the issued and outstanding shares of common stock of Community Banking Company of Fitzgerald (the "Bank"). The Company became the holding company of the Bank pursuant the Plan of Reorganization, dated October 25, 1996, by and among the Company, the Bank and interim Fitzgerald Company, a wholly-owned subsidiary of the Company ("Interim"). Pursuant to the terms of the Plan of Reorganization, Interim merged with and into the Bank and the shareholders of the Bank received one share of Company common stock for each share of Bank common stock.

      On March 31, 1997, the Company acquired Community Banking Company of Fitzgerald in a business combination accounted for as a pooling of interests. Community Banking Company of Fitzgerald which engages in banking, became a wholly owned subsidiary of the Company through the exchange of 664,097 shares of the Company's common stock for all of the outstanding stock of Community Banking Company of Fitzgerald. The accompany financial statements for the three months ended March 31, 1997 are based on the assumption that the companies were combined for the full year, and the financial statements of prior years have been restated to give effect to the combination.



  2.  Securities - The classification of securities is determined at the date of
      ----------
      purchase. Gains or losses on the sale of securities are recognized on a specific identification basis.


      Securities available for sale, primarily debt securities, are recorded at fair value with unrealized gains or losses (net of tax effect) excluded from earnings and reported as a component of shareholders' equity. Securities available for sale will be used as a part of the Corporation's interest rate risk management strategy and may be sold in response to changes in interest rates, changes in prepayment risk, and other factors. Investment securities, primarily debt securities, are stated at cost, net of the amortization of premium and the accretion of discount. The Company intends and has the ability to hold such securities on a long-term basis or until maturity.


      The market value of securities is generally based on quoted market prices. If a quoted market price is not available, market value is estimated using quoted market prices for similar securities.



  3.  Loans and Interest Income - Loans are stated at the amount of unpaid
      -------------------------
      principal, reduced by net deferred loan fees, unearned discount, and a
      valuation allowance for possible loan losses.    Interest on simple
      interest installment loans and other loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. Loans are generally placed on nonaccrual status when full payment of principal or interest is in doubt, or when they are past
      due 90 days as to either principal or interest.   Senior management may
      grant a waiver from nonaccrual status if a past due loan is well secured and in process of collection. A nonaccrual loan may be restored to accrual status when all principal and interest amounts contractually due, including arrearages, are reasonably assured of repayment within a reasonable period, and there is a sustained period of performance by the borrower in accordance with the contractual terms of the loan. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.



  4.  Allowance for Loan Losses - The allowance for loan losses is available to
      -------------------------
      absorb losses inherent in the credit extension process. The entire allowance is available to absorb losses related to the loan and lease portfolio and other extensions of credit, including off-balance sheet credit exposures. Credit exposures deemed to be uncollectible are charged against the allowance for loan losses. Recoveries of previously charged-off amounts are credited to the allowance for loan losses.

CBC HOLDING COMPANY
NOTES TO FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 1997
YEAR END DECEMBER 31, 1996
-------------------------------------------------------------------------------

      The adequacy of the allowance for loan losses is reviewed regularly by management. Additions to the allowance for loan losses are made by charges to the provision for loan losses. On a quarterly basis, a comprehensive review of the adequacy of the allowance for loan losses is performed. This assessment is made in the context of historical losses, as well as existing economic conditions.



      Management believes that the allowance for possible loan losses is adequate. While management uses available information to recognize losses on loans and other real estate, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the bank's allowance for possible loan losses.
      Such agencies may require the bank to recognize additions to the allowance based on their judgement of information available to them at the time of their examination.



      In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in an operating cycle of one year relate to the determination of the allowance for possible loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for possible loans losses and real estate owned, management obtains independent appraisals for significant properties.



      In 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" (SFAS 114), which was amended in 1994 by Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure" (SFAS 118). These standards address the accounting for certain loans when it is probable that all amounts due pursuant to the contractual terms of the loan will not be collected. The Bank evaluates a loan for impairment when it is placed on nonaccrual status and all or a portion is internally risk rated as substandard or doubtful. Individually identified impaired loans are measured based on the present value of payments expected to be received, using the historical effective loan rate as the discount rate. Loans that are to be foreclosed or that are solely dependent on the collateral for repayment may alternatively be measured based on the fair value of the collateral for such loans. Measurement may also be based on observable market prices. If the recorded investment in the loan exceeds the measure of fair value, a valuation allowance is established as a component of the allowance for loan losses. These standards do not apply to larger groups of smaller-balance, homogenous loans and therefore are principally relevant to commercial loans. For purposes of applying these standards, the Bank considers consumer loans and other collateral based loans of less than $41,000 to be smaller-balance, homogeneous loans.



  5.  Premises and Equipment - Premises and equipment are stated at cost, less
      ----------------------
      accumulated depreciation. Depreciation is charged to operating expenses over the estimated useful lives of the assets and is computed on the straight-line method. Costs of major additions and improvements are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred. Gains or losses from disposition of property are reflected in operations and the asset account is reduced.

  6.  Other Real Estate Owned -  Other real estate owned, acquired principally
      -----------------------
      through foreclosure, is stated at the lower of cost or net realizable value. Loan losses incurred in the acquisition of these properties are charged against the allowance for possible loan losses at the time of foreclosure. Subsequent write-downs of other real estate owned are charged against the current period's expense.

  7.  Income Taxes - The liability method of accounting is used for income
      ------------
      taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of existing differences between financial reporting and tax reporting bases of assets and liabilities, as well as for operating losses and tax credit carry-forwards, using enacted laws and rates. Deferred tax expense represents the net change in the deferred tax asset or liability balance during the

CBC HOLDING COMPANY
NOTES TO FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 1997
YEAR END DECEMBER 31, 1996
-------------------------------------------------------------------------------

      year. This amount, together with income taxes currently payable or refundable for the current year, represents the total income tax expense for the year.

  8.  Cash and Cash Equivalents - For purposes of reporting cash flows, cash and
      -------------------------
      cash equivalents include cash on hand, amounts due from banks, highly liquid debt instruments purchased with an original maturity of three months or less, and federal funds sold. Generally, federal funds are purchased and sold for one-day periods. Interest bearing deposits in other banks with original maturities of less than three months are included.





  9.  Use of Estimates - The preparation of financial statements in
      ----------------
      conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B.  INVESTMENT SECURITIES
    ---------------------

Debt and equity securities have been classified in the balance sheet according to management's intent. The following table reflects the amortized cost and estimated market values of investments in debt securities held at March 31, 1997. In addition, gross unrealized gains and gross unrealized losses are disclosed as of March 31, 1997, in accordance with Statement of Position 90-11 of the American Institute of Certified Public Accountants, which is effective for financial statements covering fiscal years ending after December 15, 1990.



The book value and market values of securities available for sale were:



                                            Amortized   Unrealized  Unrealized   Estimated
                                              Cost        Gains      Losses     Market Value
---------------------------------------------------------------------------------------------
March  31, 1997:
Non-mortgage backed debt securities of:

  U.S. Treasury                            $ 3,512,228  $    -        $  9,402    $ 3,502,826
  Other U.S. Government Agencies            14,860,196       -         123,700     14,736,496
---------------------------------------------------------------------------------------------
      Total                                $18,372,424  $    -        $133,102    $18,239,322
---------------------------------------------------------------------------------------------

                                              Amortized     Unrealized  Unrealized    Estimated
                                                Cost          Gains      Losses      Market Value
---------------------------------------------------------------------------------------------------
December 31, 1996:
Non-mortgage backed debt securities of:
   U.S. Treasury                             $ 4,006,354     $ 9,122    $     -        $ 4,015,476
   Other U.S. Government Agencies             13,857,211      28,014          -         13,885,225
---------------------------------------------------------------------------------------------------
      Total                                  $17,863,565     $37,136    $     -        $17,900,701
===================================================================================================

CBC HOLDING COMPANY
NOTES TO FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 1997
YEAR END DECEMBER 31, 1996
-------------------------------------------------------------------------------



  The book and market values of pledged securities were $3,975,637 and $3,956,185 respectively, at March 31, 1997. The book and market values of pledged securities were $2,091,751 and $2,094,690 respectively, at December 31, 1996. The amortized cost and estimated market value of debt securities available for sale at March 31, 1997 and December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties.

CBC HOLDING COMPANY
NOTES TO FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 1997
YEAR END DECEMBER 31, 1996
--------------------------------------------------------------------------------


                                                                    Available for Sale
   ---------------------------------------------------------------------------------------------
   March  31, 1997:                                       Amortized Cost  Estimated Market Value
   ---------------------------------------------------------------------------------------------
   Due in one year or less                                   $ 2,498,437             $ 2,498,531
   Due after one year through five years                      15,873,987              15,740,791
   ---------------------------------------------------------------------------------------------
      Total                                                  $18,372,424             $18,239,322
   ---------------------------------------------------------------------------------------------


                                                                    Available for Sale
   ---------------------------------------------------------------------------------------------
   December 31, 1996:                                     Amortized Cost  Estimated Market Value
   ---------------------------------------------------------------------------------------------
   Due in one year or less                                   $ 3,500,718             $ 3,505,941
   Due after one year through five years                      13,858,392              13,890,307
   Due after five years through ten years                        504,455                 504,453
   Due after ten years                                                 -                       -
   ---------------------------------------------------------------------------------------------
      Total                                                  $17,863,565             $17,900,701
   ---------------------------------------------------------------------------------------------


   The market value is established by an independent pricing service as of the approximate dates indicated. The differences between the book value and market value reflect current interest rates and represent the potential loss (or gain) had the portfolio been liquidated on that date. Security losses (or gains) are realized only in the event of dispositions prior to maturity.


   At March 31, 1997 and December 31, 1996, the Company did not hold investment securities of any single issuer, other than obligations of the U.S. Treasury and other U.S. Government agencies, whose aggregate book value exceeded ten percent of shareholders' equity.

D. LOANS
   -----


   The following is a summary of the loan portfolio by principal categories at:


   --------------------------------------------------------------------------------------------------------------
                                                                              March 31, 1997   December 31, 1996
   --------------------------------------------------------------------------------------------------------------
   Loans secured by 1 to 4 -family residential properties                       $ 9,652,141         $ 8,422,710
   Loans secured by multi-family and non-farm, non-residential properties         4,296,934           3,385,410
   Other loans secured by real estate                                             1,196,129           1,205,876
   Commercial and industrial loans                                                3,965,245           3,668,418
   Loans to finance agricultural production                                         973,555             827,543
   Consumer loans                                                                 5,644,479           5,976,108
   Other loans                                                                       52,377              54,109
   --------------------------------------------------------------------------------------------------------------
     Subtotal                                                                    25,780,860          23,540,174
     Less:  Unearned income                                                          (2,978)             (2,712)
   --------------------------------------------------------------------------------------------------------------
       Total                                                                    $25,777,882         $23,537,462
   --------------------------------------------------------------------------------------------------------------


E. ALLOWANCE FOR LOAN LOSSES
   -------------------------


   The following is a summary of changes in allowance for loan losses for:


   ----------------------------------------------------------------------------------------
                                                    Three Months Ended      Period Ended
                                                      March 31, 1997     December 31, 1996
   ----------------------------------------------------------------------------------------
   Balance, beginning of period                          $359,146             $385,000
   Add: Provision for possible loan losses                 10,500               21,000
   Less:  Loans charged off                                 8,603               47,125
      Recoveries on loans previously charged off              (25)                (271)
   ----------------------------------------------------------------------------------------

CBC HOLDING COMPANY
NOTES TO FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 1997
YEAR END DECEMBER 31, 1996
--------------------------------------------------------------------------------


     Net loans charged off                                  8,578               46,854
   ----------------------------------------------------------------------------------------
   Balance, end of period                                $361,068             $356,146
   ----------------------------------------------------------------------------------------

CBC HOLDING COMPANY
NOTES TO FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 1997
YEAR END DECEMBER 31, 1996
--------------------------------------------------------------------------------


   Loans on which the accrual of interest has been discontinued or reduced amounted to $7,821 and $-0- at March 31, 1997 and December 31, 1996, respectively. If interest on these loans had been accrued, such income would have approximated $743 and $-0- for the three months ended March 31, 1997 and the period ended December 31, 1996, respectively. At March 31, 1997 and December 31, 1996, the Bank had no loans which were classified as impaired.

F. BANK PREMISES AND EQUIPMENT
   ---------------------------


   The following is a summary of asset classifications and depreciable lives for the Bank at:


   --------------------------------------------------------------------------------------------
                                                  Useful Lives   March 31,      December 31,
                                                    (Years)        1997             1996
   --------------------------------------------------------------------------------------------
     Land                                                       $  565,000     $  552,175
     Banking house and improvements                  8-40        1,181,614      1,181,614
     Equipment, furniture, and fixtures              5-10          368,435        367,738
     Software and capitalized conversion costs        3            141,822        141,089
   --------------------------------------------------------------------------------------------
       Total                                                     2,256,871      2,242,616
     Less - accumulated depreciation                              (115,688)       (85,961)
   --------------------------------------------------------------------------------------------
         Bank premises and equipment, net                       $2,141,183     $2,156,655
   --------------------------------------------------------------------------------------------


   For the three months ended March 31, 1997 and the period ended December 31, 1996, depreciation included in operating expenses amounted to $29,727 and $85, 961, respectively.

G. DEPOSITS
   --------


   Interest-bearing deposit liabilities contained $11,418,153 and $7,494,483 in NOW accounts as of March 31, 1997 and December 31, 1996, respectively.

H. SHORT-TERM BORROWINGS
   ----------------------


   From time to time, short-term borrowings in the form of Federal funds purchased may be used to meet liquidity needs. At March 31, 1997, the Bank had lines of credit for federal funds purchased of $1,000,000 and $1,500,000 respectively, with corresponding institutions.

   At March 31, 1997, the Company has a short term note payable to First State Bank & Trust Co. in the amount of $25,000. This note bears interest at prime and the rate may be adjusted daily. Interest and principal are due November 13, 1997.

CBC HOLDING COMPANY
NOTES TO FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 1997
YEAR END DECEMBER 31, 1996
--------------------------------------------------------------------------------

I. PROVISION FOR INCOME TAXES
   --------------------------


   The provision for income taxes for the three months ended March 31, 1997 and period ended December 31, 1996, were computed as follows:


   --------------------------------------------------------------
                                        March 31,  December 31,
                                          1997         1996
   --------------------------------------------------------------
   Current tax expense                  $   -       $    -
   Deferred tax expense (benefit)        3,997       (57,769)
   --------------------------------------------------------------
     Net income tax expense (benefit)               $(57,769)
   --------------------------------------------------------------


   Deferred income taxes are reflected for certain timing differences between book and taxable income and will be reduced in future years as these timing differences reverse. The reasons for the difference between the actual tax expense and tax computed at the federal income tax rate are as follows:



   ---------------------------------------------------------------------------------------------------------------
                                                                                        March 31,   December 31,
                                                                                          1997         1996
   ---------------------------------------------------------------------------------------------------------------
   Tax on pretax income at statutory rate, including effect of loss carryforwards       $2,632       $(57,191)
   Tax-exempt interest income                                                             (471)        (1,882)
   Non-deductible interest expense related to tax-exempt income                              -            175
   Non-deductible business entertainment                                                     -             96
   Other differences                                                                     1,836          1,033
   ---------------------------------------------------------------------------------------------------------------
     Total                                                                              $3,997       $(57,769)
   ---------------------------------------------------------------------------------------------------------------
   Net effective tax rate                                                                 51.6%         (34.3)%
   ---------------------------------------------------------------------------------------------------------------


   The sources and tax effects of temporary differences that give rise to significant portions of deferred income tax assets (liabilities) are as follows:


   ------------------------------------------------------------------------------------
                                                               March 31,   December 31,
                                                                 1997          1996
   ------------------------------------------------------------------------------------
   Deferred Income Tax Asset - Net operating loss carryover      $72,515       $ 74,521
   Deferred Income Tax Liabilities:
     Unrealized (gain) loss on available for sale securities      45,255        (12,627)
     Depreciation                                                 (9,953)        (7,962)
     Provision for loan losses, net                               (8,790)        (8,790)
   ------------------------------------------------------------------------------------
   Net deferred tax asset                                        $99,027       $ 45,142
   ------------------------------------------------------------------------------------



   The Bank has available at March 31, 1997, $218,680 of unused operating loss carryforwards that may be applied against future taxable income and that expire in 2011. No allowance was recorded against the deferred tax asset because the Bank expects to generate sufficient future taxable income against which its loss carryforward can be offset.

CBC HOLDING COMPANY
NOTES TO FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 1997
YEAR END DECEMBER 31, 1996
--------------------------------------------------------------------------------

J. RETIREMENT PLAN
   ---------------


   The Company has a 401(k) plan covering substantially all of its employees meeting age and length-of-service requirements. Matching contributions to the plan are at the discretion of the Board of Directors. Retirement plan expenses charged to operations amounted to $-0- and $2,645 for the three months ended March 31, 1997 and the period ended December 31, 1996, respectively.

K. LIMITATION ON DIVIDENDS
   -----------------------

   The Board of Directors of any state-chartered bank in Georgia may declare and pay cash dividends on its outstanding capital stock without any request for approval of the Bank's regulatory agency if the following conditions are met:

   1) Total classified assets at the most recent examination of the bank do not exceed eighty (80) percent of equity capital.

   2) The aggregate amount of dividends declared in the calendar year does not exceed fifty (50) percent of the prior year's net income.

   3) The ratio of equity capital to adjusted total assets shall not be less than six (6) percent.


   As of April 1, 1997, the Bank could not pay dividends without regulatory consent.

L. FINANCIAL INSTRUMENTS
   ---------------------


   The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in those particular financial instruments.

   The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

   The Bank does require collateral or other security to support financial instruments with credit risk.


   ----------------------------------------------------------------
                                      Contract or Notional Amount
   ----------------------------------------------------------------
                                   March 31,1997  December 31, 1996
                                   --------------------------------
   Commitments to extend credit     $4,960,179        $8,535,834
   Standby letters of credit           165,000           165,000
   ----------------------------------------------------------------
     Total                          $5,125,179        $8,700,834
   ----------------------------------------------------------------



   Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on

CBC HOLDING COMPANY
NOTES TO FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 1997
YEAR END DECEMBER 31, 1996
--------------------------------------------------------------------------------

   management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment, and income-producing commercial properties.


   Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. All letters of credit are due within one year of the original commitment date. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.


M. LEASE COMMITMENT
   ----------------

   The Bank leases the equipment which processes and transmits all of the Bank's daily transactions. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The assets are depreciated over the lower of their related lease terms or their estimated productive lives. Depreciation of assets under capital leases is included in depreciation expense for 1997. The minimum future lease payments under capital leases, for each of the next five years and in the aggregate are:



   ----------------------------------------------------------------------------
                                             Three Months
                                            Ended March 31,     Period Ended
   For Year Ended December 31,                  1997         December 31, 1996
   ----------------------------------------------------------------------------
         1997                               $ 6,816             $11,148
         1998                                 9,660              11,148
         1999                                 9,660              11,148
         2000                                 9,660              11,148
         2001                                   -                 1,858
   ----------------------------------------------------------------------------
             Total minimum lease payments   $35,796             $46,450
   ----------------------------------------------------------------------------


N. RELATED PARTY TRANSACTIONS
   --------------------------


   In the ordinary course of business, the Bank has direct and indirect loans outstanding to or for the benefit of certain executive officers and directors. These loans were made on substantially the same terms as those prevailing, at the time made, for comparable loans to other persons and did not involve more than the normal risk of collectibility or present other unfavorable features. The following is a summary of activity with respect to such loans to these individuals:



   ------------------------------------------------------------------------------
                                                   Three Months     Period Ended
                                                  Ended March 31,   December 31,
                                                       1997            1996
   ------------------------------------------------------------------------------
    Related party loans, beginning of period      $1,502,965        $ 1,847,213
    New loans                                        360,734          1,100,022
    Repayments                                       (61,571)        (1,444,270)
   ------------------------------------------------------------------------------
      Balances, end of period                     $1,802,128        $ 1,502,965
   ------------------------------------------------------------------------------


   In addition to the above outstanding balances, there are loan commitments of $1,533,235 available to certain executive officers and directors that were unused as of March 31, 1997.

CBC HOLDING COMPANY
NOTES TO FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 1997
YEAR END DECEMBER 31, 1996
--------------------------------------------------------------------------------

O. DISCLOSURES RELATING TO STATEMENTS OF CASH FLOWS
   ------------------------------------------------

   Interest  - Cash paid during the years for interest was as follows:
   ---------



   -------------------------------------------------------------------
                                      Three Months     Period Ended
                                     Ended March 31,   December 31,
                                          1997             1996
   -------------------------------------------------------------------
     Interest on deposits            $600,802          $1,391,884
   -------------------------------------------------------------------


   Other Non-Cash Transactions -  Other non-cash transactions relating to
   ---------------------------
   investing and financing activities were as follows:



   -----------------------------------------------------------------------------------------------------------------------------
                                                                                                 Three Months      Period Ended
                                                                                                Ended March 31,    December 31,
                                                                                                      1997             1996
   -----------------------------------------------------------------------------------------------------------------------------
    Increase in unrealized gain on available for sale securities                                   $   170,238        $37,136
   -----------------------------------------------------------------------------------------------------------------------------
   Issuance of 664,097 shares of CBC Holding Company common stock in exchange for Community
    Banking Company of Fitzgerald common stock                                                     $ 6,640,970        $    -
   Cancellation of 664,097 shares of Community Banking Company of Fitzgerald common stock
    pursuant to merger effective March 31, 1997                                                    $(6,640,970)       $    -
   -----------------------------------------------------------------------------------------------------------------------------


P. CREDIT RISK CONCENTRATION
   -------------------------

   The Bank grants agribusiness, commercial, and residential loans to its customers. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent on the area's economic stability. The primary trade area is generally that area within fifty miles.

   The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial and standby letters of credit were granted primarily to commercial borrowers. The Bank, as a matter of policy, does not extend credit in excess of the legal lending limit to any single borrower or group of related borrowers.

Q. FAIR VALUES OF FINANCIAL INSTRUMENTS
   ------------------------------------

   SFAS No. 107, Disclosures about Fair Value of Financial Instruments requires
                -----------------------------------------------------
   disclosure of fair value information about financial instruments, whether or not recognized on the face of the balance sheets, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair value of Bank's financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered as representative of the liquidation value of the Bank, but rather a good-faith estimate of the increase or decrease in value of financial instruments held by the Bank since purchase, origination, or issuance.

   Cash and Short-Term Investments - For cash, due from banks, federal funds
   -------------------------------
   sold and interest-bearing deposits with other banks, the carrying amount is a reasonable estimate of fair value.

   Investment Securities Held to Maturity and Securities Available for Sale -
   ------------------------------------------------------------------------
   Fair values for investment securities are based on quoted market prices.

CBC HOLDING COMPANY
NOTES TO FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 1997
YEAR END DECEMBER 31, 1996
--------------------------------------------------------------------------------

   Loans and Mortgage Loans Held for Sale - The fair value of fixed rate loans
   --------------------------------------
   is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value.

   Deposit Liabilities - The fair value of demand deposits, savings accounts and
   -------------------
   certain money market deposits are the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

   Federal Funds Purchased - The carrying value of federal funds purchased
   -----------------------
   approximates their fair value.

   FHLB Advances - The fair value of the Bank's fixed rate borrowings are
   -------------
   estimated using discounted cash flows, based on Bank's current incremental borrowing rates for similar types of borrowing arrangements.

   Long-Term Debt and Convertible Subordinated Debentures - Rates currently
   ------------------------------------------------------
   available to the Bank for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

   Commitments to Extend Credit, Standby Letters of Credit and Financial
   ---------------------------------------------------------------------
   Guarantees Written  - Because commitments to extend credit and standby
   ------------------
   letters of credit are made using variable rates, the contract value is a reasonable estimate of fair value.

   Limitations - Fair value estimates are made at a specific point in time,
   -----------
   based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Bank's financial instruments, fair value estimates are based on many judgements. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

   Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include the mortgage banking operation, deferred income taxes, premises and equipment and goodwill. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.


   The carrying amount and estimated fair values of the Banks' financial instruments are as follows:



   ---------------------------------------------------------------------------------------------------------------------
                                                                           March 31, 1997          December 31, 1996
   ---------------------------------------------------------------------------------------------------------------------
                                                                       Carrying     Estimated    Carrying     Estimated
                                                                        Amount     Fair Value     Amount     Fair Value
   ---------------------------------------------------------------------------------------------------------------------
   Assets:
       Cash and short-term investments                                $ 3,423,818  $ 3,423,818  $ 7,005,359  $ 7,005,359
       Securities available for sale                                   18,239,322   18,239,322   17,900,701   17,900,701
       Loans                                                           25,777,882   25,486,556   23,537,462   23,271,456
   ---------------------------------------------------------------------------------------------------------------------
   Liabilities-
       Deposits                                                        45,831,801   51,217,402   46,661,100   52,144,150
   ---------------------------------------------------------------------------------------------------------------------
   Unrecognized financial instruments:
       Commitments to extend credit                                     4,960,179    4,960,179    8,535,834    8,535,834
       Standby letters of credit and financial guarantees written         165,000      165,000      165,000      165,000
   ---------------------------------------------------------------------------------------------------------------------

CBC HOLDING COMPANY
NOTES TO FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 1997
YEAR END DECEMBER 31, 1996
--------------------------------------------------------------------------------

R. REGULATORY MATTERS
   ------------------

   The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.


   Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of March 31, 1997, the Bank meets all capital adequacy requirements to which it is subject. As of March 31, 1997, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, and Tier I leverage ratios as set forth in the table.
   There are no conditions or events since that notification that management believes have changed the institution's category.

   The Bank's actual capital amounts and ratios are also presented in the Table.



   ----------------------------------------------------------------------------------------------------
                                                                               To Be Well Capitalized
                                                           For Capital        Under Prompt Corrective
                                        Actual          Adequacy Purposes        Action Provisions
                                   --------------------------------------------------------------------
                                    Amount    Ratio      Amount      Ratio       Amount        Ratio
                                   ---------  ------  ------------  --------  -------------  ----------
   ----------------------------------------------------------------------------------------------------
   As of March 31, 1997

      Total Capital To
   (Risk Weighted Assets)          4,362,000   15.8%     2,205,000     >8.0%      2,755,800      >10.0%

      Tier I Capital To
   (Risk-Weighted Assets)          4,017,000   14.6%     1,102,000     >4.0%      1,653,480       >6.0%

      Tier I Capital To
      (Average Assets)             4,017,000   7.92%     2,028,000     >4.0%      2,534,850       >5.0%

   ----------------------------------------------------------------------------------------------------





   -------------------------------------------------------------------------------------------------
                                                                            To Be Well Capitalized
                                                        For Capital        Under Prompt Corrective
                                     Actual          Adequacy Purposes        Action Provisions
                                --------------------------------------------------------------------
                                 Amount    Ratio      Amount      Ratio       Amount        Ratio
                                ---------  ------  ------------  --------  -------------  ----------
   -------------------------------------------------------------------------------------------------
   As of December 31, 1996

      Total Capital To
   (Risk Weighted Assets)       4,323,000   16.3%     2,121,000     >8.0%      2,652,000      >10.0%

      Tier I Capital To
   (Risk-Weighted Assets)       3,964,000   14.9%     1,064,000     >4.0%      1,596,000       >6.0%


CBC HOLDING COMPANY
NOTES TO FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 1997
YEAR END DECEMBER 31, 1996
--------------------------------------------------------------------------------



   Tier I Capital To            3,964,000   7.74%     2,048,000     >4.0%      2,560,000       >5.0%
   (Average Assets)
   -------------------------------------------------------------------------------------------------

CBC HOLDING COMPANY
NOTES TO FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 1997
YEAR END DECEMBER 31, 1996
--------------------------------------------------------------------------------


S. CONDENSED FINANCIAL STATEMENTS (PARENT COMPANY ONLY)
   ----------------------------------------------------

   Condensed parent company financial information on CBC Holding Company, is as follows:

   BALANCE SHEET


   ------------------------------------------------------------------------------------------
                                                                              As of March 31,
                                                                                   1997
   ------------------------------------------------------------------------------------------
   Assets:
     Cash in subsidiary                                                                1,767
     Investment in subsidiary, at equity in underlying net assets                  6,450,440
     Organization costs                                                               23,218
   ------------------------------------------------------------------------------------------
       Total Assets                                                               $6,475,425
   ------------------------------------------------------------------------------------------

   Liabilities:
     Note payable - First State Bank & Trust Company                                  25,000
   ------------------------------------------------------------------------------------------
       Total liabilities                                                              25,000
   ------------------------------------------------------------------------------------------

   Shareholders' Equity:
     Common stock, $1 par value, authorized 10,000,000 shares; issued and
      outstanding 664,097 shares                                                     664,097
     Additional paid-in capital surplus                                            5,976,873
     Accumulated deficit                                                            (102,698)
     Unrealized holding losses on securities                                         (87,847)
   ------------------------------------------------------------------------------------------
       Total shareholders' equity                                                  6,450,425
   ------------------------------------------------------------------------------------------
         Total Liabilities and Shareholders' Equity                               $6,475,425
   ------------------------------------------------------------------------------------------

CBC HOLDING COMPANY
NOTES TO FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 1997
YEAR END DECEMBER 31, 1996
--------------------------------------------------------------------------------



   --------------------------------------------------------------------------------
                                                                 Three Months Ended
                                                                      March 31,
                                                                        1997
   --------------------------------------------------------------------------------
   Revenues:
     Interest income                                                  $    -
   --------------------------------------------------------------------------------
   Operating Income                                                        -
   --------------------------------------------------------------------------------
   Operating Expenses:
     Registration fees                                                     15
   --------------------------------------------------------------------------------
   Loss Before Taxes and Equity Income of Subsidiary                      (15)
     Income tax benefit                                                    -
   --------------------------------------------------------------------------------
   Loss Before Equity Income of Subsidiary                                (15)
      Equity in undistributed income of subsidiary                      7,756
   --------------------------------------------------------------------------------
   Net Income                                                           7,741
   Accumulated Deficit, Beginning                                          -
     Bank subsidiary, December 31, 1996, Accumulated deficit         (110,439)
   --------------------------------------------------------------------------------
   Accumulated Deficit, Ending                                      $(102,698)
   --------------------------------------------------------------------------------


   STATEMENT OF CASH FLOWS


   ---------------------------------------------------------------------------------------------------------------
                                                                                              Three Months Ended
                                                                                                   March 31,
                                                                                                     1997
   ---------------------------------------------------------------------------------------------------------------
   Cash flows from operating activities:
     Net income                                                                                       $  7,741
     Adjustments to reconcile net income to net cash provided by operating activities:
       Increase in organization costs                                                                  (23,218)
       Equity in undistributed income of subsidiary                                                     (7,756)
   ---------------------------------------------------------------------------------------------------------------
         Net cash used in operating activities                                                         (23,233)
   ---------------------------------------------------------------------------------------------------------------
   Cash flows from financing activities:
     Proceeds from issuance of short term borrowings                                                    25,000
   ---------------------------------------------------------------------------------------------------------------
         Net cash provided by financing activities                                                      25,000
   ---------------------------------------------------------------------------------------------------------------
   Net increase in cash and cash equivalents                                                             1,767
   Cash and cash equivalents at beginning of the year                                                       -
   ---------------------------------------------------------------------------------------------------------------
   Cash and cash equivalents at end of year                                                           $  1,767
   ---------------------------------------------------------------------------------------------------------------


   As mentioned in Note A, CBC Holding Company was incorporated as a Georgia corporation on October 15, 1996 for the purpose of acquiring all of the issued and outstanding shares of Community Banking Company of Fitzgerald. As of December 31, 1996, CBC Holding Company had not acquired the common stock of Community Banking Company of Fitzgerald and thus was not consolidated with the Bank financial statements as of December 31, 996. The holding company's operations as of December 31, 1996 were minimal and there were no material transactions or balances. Thus, we have not shown any financial information for CBC Holding Company as of December 31, 1996 in the above parent only financial statements.

                                    PART III

Item 1.  Index to Exhibits.

  The following documents are filed as exhibits hereto:




Exhibit No.    Description
-----------    -----------


     2.1       Plan of Reorganization dated October 25, 1996 by and among CBC Holding
               Company, Community Banking Company of Fitzgerald and Interim
               Fitzgerald Company*

     3.1       Articles of Incorporation of CBC Holding Company*

     3.2       Bylaws of CBC Holding Company*

     4.1       Specimen Common Stock Certificate.*

     4.2       Articles of Incorporation of CBC Holding Company (filed as Exhibit 3.1 hereto).*

     4.3       Bylaws of CBC Holding Company (filed as Exhibit 3.2 hereto).*

    21.1       List of subsidiaries of CBC Holding Company*

    23.1       Consent of Thigpen, Jones, Seaton & Co., P.C.

    27.1       Financial Data Schedule (for SEC use only)*

    99.1 CBC Holding Company Notice of Special Meeting and Proxy Statement dated February 10, 1997.*


________________
* Filed previously with Registration Statement on Form 10, filed with the Securities and Exchange Commission on April 30, 1997.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                               CBC HOLDING COMPANY



                               By: /s/ L. Wayne Lowrey
                                   ---------------------------------

                                    Name: L. Wayne Lowrey
                                          ---------------

                                    Title: President and Chief Executive Officer
                                           -------------------------------------


Date: September 26, 1997



50003498.W51

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                              ____________________


                                    Exhibits

                                       to

                                   FORM 10-SB

                  General Form for Registration of Securities

                                     Under

                           The Securities Act of 1934


                              ____________________


                              CBC HOLDING COMPANY
             (Exact name of registrant as specified in its charter)

                                 EXHIBIT INDEX




   Exhibit
     No.        Description
   -------      -----------
     2.1        Plan of Reorganization dated October 25, 1996 by and among CBC Holding
                Company, Community Banking Company of Fitzgerald and Interim
                Fitzgerald Company*

     3.1        Articles of Incorporation of CBC Holding Company*

     3.2        Bylaws of CBC Holding Company*

     4.1        Specimen Common Stock Certificate.*

     4.2        Articles of Incorporation of CBC Holding Company (filed as
                Exhibit 3.1 hereto).*

     4.3        Bylaws of CBC Holding Company (filed as Exhibit 3.2 hereto).*

    21.1        List of subsidiaries of CBC Holding Company*

    23.1        Consent of Thigpen, Jones, Seaton & Co., P.C.

    27.1        Financial Data Schedule (for SEC use only)*

    99.1        CBC Holding Company Notice of Special Meeting and Proxy
                Statement dated February 10, 1997.*


________________
* Filed previously with Registration on Form 10, filed with the Securities and Exchange Commission on April 30, 1997.


50003498.W51